UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): November 4, 2021

_____

EOG RESOURCES, INC.

(Exact name of registrant as specified in its charter)

Delaware	**1-9743**	**47-0684736**
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

1111 Bagby, Sky Lobby 2
Houston, Texas 77002
(Address of principal executive offices) (Zip Code)

713-651-7000
(Registrant's telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	**Trading symbol(s)**	**Name of each exchange on which registered**
Common Stock, par value $0.01 per share	EOG	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

EOG RESOURCES, INC.

Item 2.02   Results of Operations and Financial Condition.

On November 4, 2021, EOG Resources, Inc. issued a press release announcing third quarter 2021 financial and operational results and fourth quarter and full year 2021 forecast and benchmark commodity pricing information (see Item 7.01 below). A copy of this release is attached as Exhibit 99.1 to this filing and is incorporated herein by reference. This information shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that section, and is not incorporated by reference into any filing under the Securities Act of 1933, as amended, or Securities Exchange Act of 1934, as amended.

Item 7.01   Regulation FD Disclosure.

Accompanying the press release announcing third quarter 2021 financial and operational results attached hereto as Exhibit 99.1 is fourth quarter and full year 2021 forecast and benchmark commodity pricing information for EOG Resources, Inc., which information is incorporated herein by reference. This information shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that section, and is not incorporated by reference into any filing under the Securities Act of 1933, as amended, or Securities Exchange Act of 1934, as amended.

Item 9.01   Financial Statements and Exhibits.

(d)   Exhibits

99.1   Press Release of EOG Resources, Inc. dated November 4, 2021 (including the accompanying fourth quarter and full year 2021 forecast and benchmark commodity pricing information).

104   Cover Page Interactive Data File (formatted as Inline XBRL).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

EOG RESOURCES, INC.
(Registrant)

Date: November 4, 2021   By: /s/ TIMOTHY K. DRIGGERS
Timothy K. Driggers
Executive Vice President and Chief Financial Officer
(Principal Financial Officer and Duly Authorized Officer)

EXHIBIT 99.1



November 4, 2021

EOG Resources Reports Excellent Third Quarter 2021 Results; Raises Regular Dividend 82% and Declares $2.00 per Share Special Dividend

HOUSTON – (PR Newswire) – EOG Resources, Inc. (EOG) today reported third quarter 2021 results. The attached supplemental financial tables and schedules for the reconciliation of non-GAAP measures to GAAP measures and related definitions, along with a related presentation, are also available on EOG's website at http://investors.eogresources.com/investors.

Key Financial Results

In millions of USD, except per-share and ratio data

		3Q 2021	2Q 2021	3Q 2020
GAAP	Total Revenue	4,765	4,139	2,246
	Net Income (Loss)	1,095	907	(42)
	Net Income (Loss) Per Share	1.88	1.55	(0.07)
	Net Cash Provided by Operating Activities	2,196	1,559	1,214
	Total Expenditures	962	1,089	646
	Current and Long-Term Debt	5,117	5,125	5,721
	Cash and Cash Equivalents	4,293	3,880	3,066
	Debt-to-Total Capitalization	19.0%	19.7%	22.1%
Non-GAAP	Adjusted Net Income	1,264	1,012	252
	Adjusted Net Income Per Share	2.16	1.73	0.43
	Discretionary Cash Flow	2,296	2,030	1,261
	Cash Capital Expenditures before Acquisitions	935	972	499
	Free Cash Flow	1,361	1,058	762
	Net Debt	824	1,245	2,655
	Net Debt-to-Total Capitalization	3.6%	5.6%	11.6%

Third Quarter 2021 Highlights

- Increased regular dividend 82% to an indicated annual rate of $3.00 per share
- Declared special dividend of $2.00 per share
- Updated share repurchase authorization
- Earned adjusted net income of $1.3 billion, or $2.16 per share
- Generated $1.4 billion of free cash flow
- Capital expenditures near low end of guidance range driven by sustainable cost reductions
- Oil and NGL production above high end of guidance ranges
- Total per-unit cash operating costs below guidance midpoint



Third Quarter 2021 Highlights

Volumes and Capital Expenditures

Wellhead Volumes	3Q 2021	3Q 2021 Guidance Midpoint	2Q 2021	3Q 2020
Crude Oil and Condensate (MBod)	449.5	444.5	448.6	377.6
Natural Gas Liquids (MBbld)	157.9	140.0	138.5	140.1
Natural Gas (MMcfd)	1,422	1,410	1,445	1,190
Total Crude Oil Equivalent (MBoed)	**844.4**	**819.5**	**828.0**	**716.0**
Cash Capital Expenditures before Acquisitions ($MM)	935	1,000	972	499

From Ezra Yacob, Chief Executive Officer

"EOG delivered exceptionally strong earnings and free cash flow in the third quarter driven by our double premium investment program. We extended our track record of reliable execution with better than expected production, capital expenditures, operating costs and product prices.

"For the second time this year, we've increased our dividend rate. This quarter's 82 percent raise brings our indicated annual rate to $3.00 per share, doubling the dividend compared to last year. Our high-return investment program, first spurred by our shift to a premium investment standard in 2016 and followed by the double premium standard instituted last year, has positioned the company to step up our cash return to shareholders. The sizable increase in the regular dividend closes the gap between the prior dividend level and the significant improvement in EOG's profitability since 2016. It should also be taken as a signal of our confidence that we can continue improving in the future.

"We also continue to deliver on our other cash return priorities, with a second special dividend to be paid this year and an update to our share repurchase authorization. Share repurchases provide the opportunity to create additional value for stockholders when executed prudently and at the right time. We remain firmly committed to our long-term free cash flow priorities.

"EOG has never been in better shape. Our high-return business model is sustainable for the long term, underpinned by a deep inventory of double premium drilling locations. We also remain optimistic about the potential of new exploration plays to improve the overall quality of our inventory. Our financial and operational results, our world-class assets as well as our continued progress on exploration are a testament to the strength of EOG's underlying business, all driven by our talented employees and unique culture. We are well positioned to be one of the lowest cost and lowest emissions producers and generate superior cash returns, free cash flow growth and long-term shareholder value."



Third Quarter 2021 Financial Performance

Adjusted Earnings per Share 3Q 2021 vs 2Q 2021



Prices and Hedges
Natural gas, crude oil and NGL prices increased significantly in 3Q compared with 2Q, partially offset by an increase in cash paid for hedge settlements in 3Q of $100 million compared with 2Q.

Volumes
Total company crude oil production of 449,500 Bopd was above the high end of the guidance range due to better well productivity. Increased extraction of ethane boosted NGL production 14% higher than 2Q while contributing to slightly lower natural gas production, along with declines related to plant downtime in Trinidad. Total company equivalent volumes increased 2% compared with 2Q.

Per-Unit Costs
Per-unit cash operating costs in 3Q were 5% below the midpoint of the guidance range, primarily due to lower than forecasted lease and well and transportation costs. Compared with 2Q, per-unit cash operating costs increased 3% due to higher gathering and processing and general and administrative costs. In addition, per-unit taxes other than income increased compared with 2Q due to higher product prices.

Change in Cash 3Q 2021 vs 2Q 2021
$Billions



Free Cash Flow
EOG generated discretionary cash flow (net cash provided by operating activities before exploration costs and changes in working capital) of $2.3 billion in 3Q. The company incurred $935 million of cash capital expenditures before acquisitions, resulting in $1.4 billion of free cash flow.

Capital Expenditures
Cash capital expenditures before acquisitions of $935 million were near the low end of the guidance range due to lower well costs from sustainable efficiency improvements. EOG was able to offset inflationary pressures with efficiency improvements in many areas. In particular, the application of "super-zipper" completion techniques, faster drilling times, lower-cost sand sourcing and the addition of infrastructure to procure lower-cost water all contributed to the overall cost reductions.

Third Quarter 2021 Operating Performance



Cash Operating Costs
$ per Boe



Depreciation, Depletion and Amortization
$ per Boe



Lease and Well
Per-unit LOE costs were $0.32 below the guidance mid-point due to lower water handling and compression costs. Per-unit LOE costs were $0.10 below 2Q due to overall efficiency improvements. Per-unit costs were in-line with 3Q 2020.

Transportation, Gathering and Processing
Per-unit transportation costs were below the guidance mid-point due to lower than expected NGL and oil transportation fees. Per-unit G&P costs increased from 2Q due to higher fuel prices while transportation costs were in-line with 2Q. Per-unit transportation and G&P costs increased 3% and 7%, respectively, compared with 3Q 2020 due to increased fuel prices and higher storage and terminal fees.

General and Administrative
Per-unit G&A costs were in line with the guidance midpoint. Per-unit G&A costs were above 2Q due to seasonally higher employee related costs. Per-unit G&A costs decreased from 3Q 2020 as increased production volumes more than offset increased employee related costs.

Depreciation, Depletion and Amortization
Per-unit DD&A costs were slightly below the guidance midpoint and declined 2% and 4% compared with 2Q 2021 and 3Q 2020, respectively, due to the addition of reserves from new wells at lower finding costs.



Free Cash Flow Allocation Actions

Declared $0.75 per Share Regular Dividend – 82% Increase to $3.00 per Share Indicated Annual Rate



The Board of Directors today declared a regular dividend of $0.75 per share on EOG's Common Stock. The dividend is payable January 28, 2022 to stockholders of record as of January 14, 2022. The new dividend represents a $3.00 per share indicated annual rate, an 82% increase from the previous level. The annual cash commitment towards the dividend is $785 million higher and reflects EOG's low cost of supply, robust cash flow generation and strong balance sheet. A growing, sustainable dividend is the company's primary mode of returning cash to shareholders. EOG has a long track record of delivering against this objective as the company has never suspended or reduced its regular dividend.

$2.00 per Share Special Dividend

The Board of Directors today also declared a special dividend of $2.00 per share on EOG's Common Stock. The dividend is payable December 30, 2021 to stockholders of record as of December 15, 2021. EOG has now committed to return $2.7 billion of cash to stockholders in 2021, representing approximately 30 percent of expected 2021 discretionary cash flow.



Share Repurchase Authorization

In addition, the Board of Directors today updated EOG's share repurchase authorization to $5 billion. The updated authorization is consistent with EOG's long-standing cash flow priorities and complements existing avenues to return cash to shareholders through regular and special dividends. The repurchase authorization enables EOG to opportunistically increase per-share value for stockholders.



Third Quarter 2021 Results vs Guidance

(Unaudited)

	3Q 2021	3Q 2021 Guidance Midpoint	Variance	2Q 2021	1Q 2021	4Q 2020	3Q 2020
Crude Oil and Condensate Volumes (MBod)							
United States	448.3	443.5	4.8	446.9	428.7	442.4	376.6
Trinidad	1.2	1.0	0.2	1.7	2.2	2.3	1.0
Other International	0.0	0.0	0.0	0.0	0.1	0.1	0.0
Total	449.5	444.5	5.0	448.6	431.0	444.8	377.6
Natural Gas Liquids Volumes (MBbld)							
Total	157.9	140.0	17.9	138.5	124.3	141.4	140.1
Natural Gas Volumes (MMcfd)							
United States	1,210	1,200	10	1,199	1,100	1,075	1,008
Trinidad	212	210	2	233	217	192	151
Other International	0	0	0	13	25	25	31
Total	1,422	1,410	12	1,445	1,342	1,292	1,190
Total Crude Oil Equivalent Volumes (MBoed)	844.4	819.5	24.9	828.0	778.9	801.5	716.0
Total MMBoe	77.7	75.4	2.3	75.3	70.1	73.7	65.9
Benchmark Price							
Oil (WTI) ($/Bbl)	70.55			66.06	57.80	42.67	40.94
Natural Gas (HH) ($/Mcf)	4.01			2.83	2.69	2.65	1.94
Crude Oil and Condensate - above (below) WTI ($/Bbl)							
United States	0.33	0.30	0.03	0.10	0.27	(0.81)	(0.75)
Trinidad	(10.36)	(7.50)	(2.86)	(9.80)	(8.03)	(9.76)	(15.53)
Natural Gas Liquids - Realizations as % of WTI	53.5%	50.0%	3.5%	44.1%	48.5%	41.1%	35.0%
Natural Gas - above (below) NYMEX Henry Hub ($/Mcf)							
United States	0.49	0.30	0.19	0.16	2.83	(0.36)	(0.45)
Natural Gas Realizations ($/Mcf)							
Trinidad	3.39	3.35	0.04	3.37	3.38	3.57	2.35
Total Expenditures (GAAP) ($MM)	962			1,089	1,067	1,107	646
Capital Expenditures (non-GAAP) ($MM)	935	1,000	(65)	972	945	828	499
Operating Unit Costs ($/Boe)							
Lease and Well	3.48	3.80	(0.32)	3.58	3.85	3.54	3.45
Transportation Costs	2.82	3.00	(0.18)	2.84	2.88	2.64	2.74
Gathering and Processing	1.87	1.90	(0.03)	1.70	1.98	1.62	1.74
General and Administrative	1.83	1.80	0.03	1.59	1.57	1.54	1.89
Cash Operating Costs	10.00	10.50	(0.50)	9.71	10.28	9.34	9.82
Depreciation, Depletion and Amortization	11.93	12.00	(0.07)	12.13	12.84	11.81	12.49
Expenses ($MM)							
Exploration and Dry Hole	48	40	8	49	44	40	51
Impairment (GAAP)	82			44	44	143	79
Impairment (excluding certain impairments (non-GAAP))	69	85	(16)	43	43	57	52
Capitalized Interest	8	8	0	8	8	7	7
Net Interest	48	45	3	45	47	53	53
Taxes Other Than Income (% of Wellhead Revenue)	6.8%	7.0%	(0.2%)	6.9%	6.7%	5.1%	7.2%
Income Taxes							
Effective Rate	23.4%	23.5%	(0.1%)	19.3%	23.2%	21.1%	19.2%
Deferred Ratio	(33%)	33%	(66%)	(45%)	(18%)	60%	330%

Fourth Quarter and Full-Year 2021 Guidance[2]



(Unaudited)

See "Endnotes" below for related discussion and definitions.

	4Q 2021 Guidance Range			FY 2021 Guidance Range			2020 Actual	2019 Actual
Crude Oil and Condensate Volumes (MBod)								
United States	442.0	-	450.0	441.5	-	443.5	408.1	455.5
Trinidad	0.5	-	1.5	1.4	-	1.6	1.0	0.6
Other International	0.0	-	0.0	0.0	-	0.0	0.1	0.1
Total	442.5	-	451.5	442.9	-	445.1	409.2	456.2
Natural Gas Liquids Volumes (MBbld)								
Total	148.0	-	158.0	142.3	-	144.8	136.0	134.1
Natural Gas Volumes (MMcfd)								
United States	1,285	-	1,385	1,199	-	1,225	1,040	1,069
Trinidad	185	-	215	212	-	219	180	260
Other International	0	-	0	9	-	10	32	37
Total	1,470	-	1,600	1,420	-	1,454	1,252	1,366
Crude Oil Equivalent Volumes (MBoed)								
United States	804.2	-	838.8	783.6	-	792.5	717.5	767.8
Trinidad	31.3	-	37.3	36.7	-	38.1	30.9	44.0
Other International	0.0	-	0.0	1.5	-	1.7	5.4	6.2
Total	835.5	-	876.1	821.8	-	832.3	753.8	818.0
Benchmark Price								
Oil (WTI) ($/Bbl)							39.40	57.04
Natural Gas (HH) ($/Mcf)							2.08	2.62
Crude Oil and Condensate Differentials - above (below) WTI[3] ($/Bbl)								
United States	0.20	-	1.20	0.30	-	0.60	(0.75)	0.70
Trinidad	(12.00)	-	(10.00)	(12.79)	-	(10.64)	(9.20)	(9.88)
Natural Gas Liquids - Realizations as % of WTI								
Total	50%	-	60%	50%	-	53%	34.0%	28.1%
Natural Gas Differentials - above (below) NYMEX Henry Hub[4] ($/Mcf)								
United States	0.60	-	1.60	0.95	-	1.30	(0.47)	(0.40)
Natural Gas Realizations ($/Mcf)								
Trinidad	3.20	-	3.70	3.34	-	3.46	2.57	2.72
Total Expenditures (GAAP) ($MM)							4,113	6,900
Capital Expenditures[5] (non-GAAP) ($MM)	950	-	1,150	3,800	-	4,000	3,490	6,234
Operating Unit Costs ($/Boe)								
Lease and Well	3.40	-	4.10	3.57	-	3.76	3.85	4.58
Transportation Costs	2.75	-	3.15	2.82	-	2.93	2.66	2.54
Gathering and Processing	1.80	-	2.00	1.83	-	1.89	1.66	1.60
General and Administrative	1.50	-	1.60	1.62	-	1.65	1.75	1.64
Cash Operating Costs	9.45	-	10.85	9.84	-	10.23	9.92	10.36
Depreciation, Depletion and Amortization	11.40	-	12.00	12.06	-	12.21	12.32	12.56
Expenses ($MM)								
Exploration and Dry Hole	40	-	45	180	-	185	159	168
Impairment (GAAP)							2,100	518
Impairment (excluding certain impairments (non-GAAP))	100	-	140	257	-	297	232	243
Capitalized Interest	5	-	10	29	-	34	31	38
Net Interest	42	-	48	182	-	188	205	185
Taxes Other Than Income (% of Wellhead Revenue)	6.0%	-	8.0%	6.5%	-	7.5%	6.6%	6.9%
Income Taxes								
Effective Rate	21%	-	26%	20%	-	25%	18.2%	22.9%
Deferred Ratio	5%	-	20%	(20%)	-	(5%)	54.8%	107.4%



Third Quarter 2021 Results Webcast

Friday, November 5, 2021, 9:00 a.m. Central time (10:00 a.m. Eastern time)
Webcast will be available on EOG's website for one year.
http://investors.eogresources.com/Investors

About EOG

EOG Resources, Inc. (NYSE: EOG) is one of the largest crude oil and natural gas exploration and production companies in the United States with proved reserves in the United States and Trinidad. To learn more visit www.eogresources.com.

Investor Contacts

David Streit 713-571-4902
Neel Panchal 713-571-4884

Media and Investor Contact

Kimberly Ehmer 713-571-4676

Endnotes

1) The 2022 dividend amount reflects the indicated annual rate of the quarterly dividend declared on November 4, 2021.

2) The forecast items for the fourth quarter and full year 2021 set forth above for EOG Resources, Inc. (EOG) are based on current available information and expectations as of the date of the accompanying press release. EOG undertakes no obligation, other than as required by applicable law, to update or revise this forecast, whether as a result of new information, subsequent events, anticipated or unanticipated circumstances or otherwise. This forecast, which should be read in conjunction with the accompanying press release and EOG's related Current Report on Form 8-K filing, replaces and supersedes any previously issued guidance or forecast.

3) EOG bases United States and Trinidad crude oil and condensate price differentials upon the West Texas Intermediate crude oil price at Cushing, Oklahoma, using the simple average of the NYMEX settlement prices for each trading day within the applicable calendar month.

4) EOG bases United States natural gas price differentials upon the natural gas price at Henry Hub, Louisiana, using the simple average of the NYMEX settlement prices for the last three trading days of the applicable month.

5) The forecast includes expenditures for Exploration and Development Drilling, Facilities, Leasehold Acquisitions, Capitalized Interest, Exploration Costs, Dry Hole Costs and Other Property, Plant and Equipment. The forecast excludes Property Acquisitions, Asset Retirement Costs and any Non-Cash Transactions.

Glossary

Acq	Acquisitions
ATROR	After-tax rate of return
Bbl	Barrel
Bn	Billion
Boe	Barrels of oil equivalent
Bopd	Barrels of oil per day
CAGR	Compound annual growth rate
Capex	Capital expenditures
CO2e	Carbon dioxide equivalent
DCF	Discretionary cash flow
DD&A	Depreciation, Depletion and Amortization
Disc	Discoveries
Divest	Divestitures
EPS	Earnings per share
Ext	Extensions
G&A	General and administrative expense
G&P	Gathering and processing expense
GHG	Greenhouse gas
HH	Henry Hub
LOE	Lease operating expense, or lease and well expense
MBbld	Thousand barrels of liquids per day
MBod	Thousand barrels of oil per day
MBoe	Thousand barrels of oil equivalent
MBoed	Thousand barrels of oil equivalent per day
Mcf	Thousand cubic feet of natural gas
MMBoe	Million barrels of oil equivalent
MMcfd	Million cubic feet of natural gas per day
NGLs	Natural gas liquids
OTP	Other than price
NYMEX	U.S. New York Mercantile Exchange
QoQ	Quarter over quarter
Trans	Transportation expense
USD	United States dollar
WTI	West Texas Intermediate
YoY	Year over year
$MM	Million United States dollars
$/Bbl	U.S. Dollars per barrel
$/Boe	U.S. Dollars per barrel of oil equivalent
$/Mcf	U.S. Dollars per thousand cubic feet

This press release may include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of historical facts, including, among others, statements and projections regarding EOG's future financial position, operations, performance, business strategy, goals, returns and rates of return, budgets, reserves, levels of production, capital expenditures, costs and asset sales, statements regarding future commodity prices and statements regarding the plans and objectives of EOG's management for future operations, are forward-looking statements. EOG typically uses words such as "expect," "anticipate," "estimate," "project," "strategy," "intend," "plan," "target," "aims," "goal," "may," "will," "focused on," "should" and "believe" or the negative of those terms or other variations or comparable terminology to identify its forward-looking statements. In particular, statements, express or implied, concerning EOG's future operating results and returns or EOG's ability to replace or increase reserves, increase production, generate returns and rates of return, replace or increase drilling locations, reduce or otherwise control operating costs and capital expenditures, generate cash flows, pay down or refinance indebtedness, achieve, reach or otherwise meet goals or ambitions with respect to emissions, other environmental matters, safety matters or other ESG (environmental/social/governance) matters, or pay and/or increase dividends are forward-looking statements. Forward-looking statements are not guarantees of performance. Although EOG believes the expectations reflected in its forward-looking statements are reasonable and are based on reasonable assumptions, no assurance can be given that these assumptions are accurate or that any of these expectations will be achieved (in full or at all) or will prove to have been correct. Moreover, EOG's forward-looking statements may be affected by known, unknown or currently unforeseen risks, events or circumstances that may be outside EOG's control. Furthermore, this press release and any accompanying disclosures may include or reference certain forward-looking, non-GAAP financial measures, such as free cash flow or discretionary cash flow, and certain related estimates regarding future performance, results and financial position. Because we provide these measures on a forward-looking basis, we cannot reliably or reasonably predict certain of the necessary components of the most directly comparable forward-looking GAAP measures, such as future impairments and future changes in working capital. Accordingly, we are unable to present a quantitative reconciliation of such forward-looking, non-GAAP financial measures to the respective most directly comparable forward-looking GAAP financial measures. Management believes these forward-looking, non-GAAP measures may be a useful tool for the investment community in comparing EOG's forecasted financial performance to the forecasted financial performance of other companies in the industry. Any such forward-looking measures and estimates are intended to be illustrative only and are not intended to reflect the results that EOG will necessarily achieve for the period(s) presented; EOG's actual results may differ materially from such measures and estimates. Important factors that could cause EOG's actual results to differ materially from the expectations reflected in EOG's forward-looking statements include, among others:

- the timing, extent and duration of changes in prices for, supplies of, and demand for, crude oil and condensate, natural gas liquids, natural gas and related commodities;
- the extent to which EOG is successful in its efforts to acquire or discover additional reserves;
- the extent to which EOG is successful in its efforts to (i) economically develop its acreage in, (ii) produce reserves and achieve anticipated production levels and rates of return from, (iii) decrease or otherwise control its drilling, completion, operating and capital costs related to, and (iv) maximize reserve recovery from, its existing and future crude oil and natural gas exploration and development projects and associated potential and existing drilling locations;
- the extent to which EOG is successful in its efforts to market its production of crude oil and condensate, natural gas liquids, and natural gas;
- security threats, including cybersecurity threats and disruptions to our business and operations from breaches of our information technology systems, physical breaches of our facilities and other infrastructure or breaches of the information technology systems, facilities and infrastructure of third parties with which we transact business;
- the availability, proximity and capacity of, and costs associated with, appropriate gathering, processing, compression, storage, transportation, refining, and export facilities;
- the availability, cost, terms and timing of issuance or execution of, and competition for, mineral licenses and leases and governmental and other permits and rights-of-way, and EOG's ability to retain mineral licenses and leases;
- the impact of, and changes in, government policies, laws and regulations, including any changes or other actions which may result from the recent U.S. elections and change in U.S. administration and including tax laws and regulations; climate change and other environmental, health and safety laws and regulations relating to air emissions, disposal of produced water, drilling fluids and other wastes, hydraulic fracturing and access to and use of water; laws and regulations affecting the leasing of acreage and permitting for oil and gas drilling and the calculation of royalty payments in respect of oil and gas production; laws and regulations imposing additional permitting and disclosure requirements, additional operating restrictions and conditions or restrictions on drilling and completion operations and on the transportation of crude oil and natural gas; laws and regulations with respect to derivatives and hedging activities; and laws and regulations with respect to the import and export of crude oil, natural gas and related commodities;
- EOG's ability to effectively integrate acquired crude oil and natural gas properties into its operations, fully identify existing and potential problems with respect to such properties and accurately estimate reserves, production and drilling, completing and operating costs with respect to such properties;
- the extent to which EOG's third-party-operated crude oil and natural gas properties are operated successfully and economically;
- competition in the oil and gas exploration and production industry for the acquisition of licenses, leases and properties, employees and other personnel, facilities, equipment, materials and services;
- the availability and cost of employees and other personnel, facilities, equipment, materials (such as water and tubulars) and services;
- the accuracy of reserve estimates, which by their nature involve the exercise of professional judgment and may therefore be imprecise;
- weather, including its impact on crude oil and natural gas demand, and weather-related delays in drilling and in the installation and operation (by EOG or third parties) of production, gathering, processing, refining, compression, storage, transportation, and export facilities;
- the ability of EOG's customers and other contractual counterparties to satisfy their obligations to EOG and, related thereto, to access the credit and capital markets to obtain financing needed to satisfy their obligations to EOG;
- EOG's ability to access the commercial paper market and other credit and capital markets to obtain financing on terms it deems acceptable, if at all, and to otherwise satisfy its capital expenditure requirements;
- the extent to which EOG is successful in its completion of planned asset dispositions;
- the extent and effect of any hedging activities engaged in by EOG;
- the timing and extent of changes in foreign currency exchange rates, interest rates, inflation rates, global and domestic financial market conditions and global and domestic general economic conditions;

- the duration and economic and financial impact of epidemics, pandemics or other public health issues, including the COVID-19 pandemic;
- geopolitical factors and political conditions and developments around the world (such as the imposition of tariffs or trade or other economic sanctions, political instability and armed conflict), including in the areas in which EOG operates;
- the use of competing energy sources and the development of alternative energy sources;
- the extent to which EOG incurs uninsured losses and liabilities or losses and liabilities in excess of its insurance coverage;
- acts of war and terrorism and responses to these acts; and
- the other factors described under ITEM 1A, Risk Factors, of EOG's Annual Report on Form 10-K for the fiscal year ended December 31, 2020 and any updates to those factors set forth in EOG's subsequent Quarterly Reports on Form 10-Q or Current Reports on Form 8-K.

In light of these risks, uncertainties and assumptions, the events anticipated by EOG's forward-looking statements may not occur, and, if any of such events do, we may not have anticipated the timing of their occurrence or the duration or extent of their impact on our actual results. Accordingly, you should not place any undue reliance on any of EOG's forward-looking statements. EOG's forward-looking statements speak only as of the date made, and EOG undertakes no obligation, other than as required by applicable law, to update or revise its forward-looking statements, whether as a result of new information, subsequent events, anticipated or unanticipated circumstances or otherwise.

The United States Securities and Exchange Commission (SEC) permits oil and gas companies, in their filings with the SEC, to disclose not only "proved" reserves (i.e., quantities of oil and gas that are estimated to be recoverable with a high degree of confidence), but also "probable" reserves (i.e., quantities of oil and gas that are as likely as not to be recovered) as well as "possible" reserves (i.e., additional quantities of oil and gas that might be recovered, but with a lower probability than probable reserves). Statements of reserves are only estimates and may not correspond to the ultimate quantities of oil and gas recovered. Any reserve or resource estimates provided in this press release that are not specifically designated as being estimates of proved reserves may include "potential" reserves, "resource potential" and/or other estimated reserves or estimated resources not necessarily calculated in accordance with, or contemplated by, the SEC's latest reserve reporting guidelines. Investors are urged to consider closely the disclosure in EOG's Annual Report on Form 10-K for the fiscal year ended December 31, 2020, available from EOG at P.O. Box 4362, Houston, Texas 77210-4362 (Attn: Investor Relations). You can also obtain this report from the SEC by calling 1-800-SEC-0330 or from the SEC's website at www.sec.gov. In addition, reconciliation and calculation schedules for non-GAAP financial measures can be found on the EOG website at www.eogresources.com.

Table of Contents



Third Quarter 2021

Supplemental Financial and Operating Data **Page**

Income Statements



In millions of USD, except share data (in millions) and per share data (Unaudited)

	3Q 2021	2Q 2021	3Q 2020	YTD 2021	YTD 2020
Operating Revenues and Other					
Crude Oil and Condensate	2,929	2,699	1,395	7,879	4,075
Natural Gas Liquids	548	367	185	1,229	439
Natural Gas	568	404	184	1,597	535
Gains (Losses) on Mark-to-Market Commodity Derivative Contracts	(494)	(427)	(4)	(1,288)	1,075
Gathering, Processing and Marketing	1,186	1,022	539	3,056	1,940
Gains (Losses) on Asset Dispositions, Net	1	51	(71)	46	(41)
Other, Net	27	23	18	79	44
Total	**4,765**	**4,139**	**2,246**	**12,598**	**8,067**
Operating Expenses					
Lease and Well	270	270	227	810	802
Transportation Costs	219	214	180	635	540
Gathering and Processing Costs	145	128	115	412	340
Exploration Costs	44	35	38	112	105
Dry Hole Costs	4	13	13	28	13
Impairments	82	44	79	170	1,957
Marketing Costs	1,184	991	523	3,013	2,077
Depreciation, Depletion and Amortization	927	914	823	2,741	2,530
General and Administrative	142	120	125	372	371
Taxes Other Than Income	277	239	126	731	364
Total	**3,294**	**2,968**	**2,249**	**9,024**	**9,099**
Operating Income (Loss)	**1,471**	**1,171**	**(3)**	**3,574**	**(1,032)**
Other Income (Expense), Net	6	(2)	3	—	17
Income (Loss) Before Interest Expense and Income Taxes	1,477	1,169	—	3,574	(1,015)
Interest Expense, Net	48	45	53	140	152
Income (Loss) Before Income Taxes	1,429	1,124	(53)	3,434	(1,167)
Income Tax Provision (Benefit)	334	217	(11)	755	(225)
Net Income (Loss)	**1,095**	**907**	**(42)**	**2,679**	**(942)**
Dividends Declared per Common Share	0.4125	1.4125	0.3750	2.2375	1.1250
Net Income (Loss) Per Share					
Basic	1.88	1.56	(0.07)	4.62	(1.63)
Diluted	1.88	1.55	(0.07)	4.59	(1.63)
Average Number of Common Shares					
Basic	581	580	579	580	579
Diluted	584	584	579	584	579

Wellhead Volumes and Prices



(Unaudited)

	3Q 2021	3Q2020	% Change	2Q 2021	YTD 2021	YTD 2020	% Change
Crude Oil and Condensate Volumes (MBbld) [A]							
United States	448.3	376.6	19%	446.9	441.3	396.6	11%
Trinidad	1.2	1.0	20%	1.7	1.7	0.5	240%
Other International [B]	—	—		—	0.1	0.2	-50%
Total	**449.5**	**377.6**	**19%**	**448.6**	**443.1**	**397.3**	**12%**
Average Crude Oil and Condensate Prices ($/Bbl) [C]							
United States	70.88	40.19	76%	66.16	65.18	37.45	74%
Trinidad	60.19	25.41	137%	56.26	54.33	26.35	106%
Other International [B]	—	25.29	-100%	55.56	42.36	45.09	-6%
Composite	70.85	40.15	76%	66.12	65.14	37.44	74%
Natural Gas Liquids Volumes (MBbld) [A]							
United States	157.9	140.1	13%	138.5	140.4	134.2	5%
Total	**157.9**	**140.1**	**13%**	**138.5**	**140.4**	**134.2**	**5%**
Average Natural Gas Liquids Prices ($/Bbl) [C]							
United States	37.72	14.34	163%	29.15	32.07	11.95	168%
Composite	37.72	14.34	163%	29.15	32.07	11.95	168%
Natural Gas Volumes (MMcfd) [A]							
United States	1,210	1,008	20%	1,199	1,170	1,029	14%
Trinidad	212	151	40%	233	221	175	26%
Other International [B]	—	31	-100%	13	12	34	-65%
Total	**1,422**	**1,190**	**19%**	**1,445**	**1,403**	**1,238**	**13%**
Average Natural Gas Prices ($/Mcf) [C]							
United States	4.50	1.49	203%	2.99	4.30	1.38	213%
Trinidad	3.39	2.35	44%	3.37	3.38	2.20	53%
Other International [B]	—	4.73	-100%	5.69	5.67	4.45	27%
Composite	4.34	1.68	158%	3.07	4.17	1.58	164%
Crude Oil Equivalent Volumes (MBoed) [D]							
United States	807.9	684.7	18%	785.2	776.8	702.3	11%
Trinidad	36.5	26.2	39%	40.6	38.5	29.8	29%
Other International [B]	—	5.1	-100%	2.2	2.0	5.7	-65%
Total	**844.4**	**716.0**	**18%**	**828.0**	**817.3**	**737.8**	**11%**
Total MMBoe [D]	**77.7**	**65.9**	**18%**	**75.3**	**223.1**	**202.2**	**10%**

(A) Thousand barrels per day or million cubic feet per day, as applicable.

(B) Other International includes EOG's China and Canada operations. The China operations were sold in the second quarter of 2021.

(C) Dollars per barrel or per thousand cubic feet, as applicable. Excludes the impact of financial commodity derivative instruments (see Note 12 to the Condensed Consolidated Financial Statements in EOG's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2021).

(D) Thousand barrels of oil equivalent per day or million barrels of oil equivalent, as applicable; includes crude oil and condensate, NGLs and natural gas. Crude oil equivalent volumes are determined using a ratio of 1.0 barrel of crude oil and condensate or NGLs to 6.0 thousand cubic feet of natural gas. MMBoe is calculated by multiplying the MBoed amount by the number of days in the period and then dividing that amount by one thousand.

Balance Sheets

In millions of USD, except share data (Unaudited)



	September 30, 2021	December 31, 2020
Current Assets		
Cash and Cash Equivalents	4,293	3,329
Accounts Receivable, Net	2,154	1,522
Inventories	521	629
Assets from Price Risk Management Activities	18	65
Income Taxes Receivable	—	23
Other	363	294
Total	**7,349**	**5,862**
Property, Plant and Equipment		
Oil and Gas Properties (Successful Efforts Method)	67,024	64,793
Other Property, Plant and Equipment	4,694	4,479
Total Property, Plant and Equipment	71,718	69,272
Less: Accumulated Depreciation, Depletion and Amortization	(43,173)	(40,673)
Total Property, Plant and Equipment, Net	**28,545**	**28,599**
Deferred Income Taxes	**14**	**2**
Other Assets	**1,264**	**1,342**
Total Assets	**37,172**	**35,805**
Current Liabilities		
Accounts Payable	1,972	1,681
Accrued Taxes Payable	492	206
Dividends Payable	240	217
Liabilities from Price Risk Management Activities	238	—
Current Portion of Long-Term Debt	38	781
Current Portion of Operating Lease Liabilities	250	295
Other	254	280
Total	**3,484**	**3,460**
Long-Term Debt	**5,079**	**5,035**
Other Liabilities	**2,214**	**2,149**
Deferred Income Taxes	**4,630**	**4,859**
Commitments and Contingencies		
Stockholders' Equity		
Common Stock, $0.01 Par, 1,280,000,000 Shares Authorized and 585,361,866 Shares Issued at September 30, 2021 and 583,694,850 Shares Issued at December 31, 2020	206	206
Additional Paid in Capital	6,058	5,945
Accumulated Other Comprehensive Loss	(13)	(12)
Retained Earnings	15,542	14,170
Common Stock Held in Treasury, 371,249 Shares at September 30, 2021 and 124,265 Shares at December 31, 2020	(28)	(7)
Total Stockholders' Equity	**21,765**	**20,302**
Total Liabilities and Stockholders' Equity	**37,172**	**35,805**

Cash Flows Statements



In millions of USD (Unaudited)

	3Q 2021	3Q 2020	2Q 2021	YTD 2021	YTD 2020
Cash Flows from Operating Activities					
Reconciliation of Net Income (Loss) to Net Cash Provided by Operating Activities:					
Net Income (Loss)	1,095	(42)	907	2,679	(942)
Items Not Requiring (Providing) Cash					
Depreciation, Depletion and Amortization	927	823	914	2,741	2,530
Impairments	82	79	44	170	1,957
Stock-Based Compensation Expenses	51	33	31	117	113
Deferred Income Taxes	(111)	(33)	(97)	(244)	(241)
(Gains) Losses on Asset Dispositions, Net	(1)	71	(51)	(46)	41
Other, Net	2	2	6	15	2
Dry Hole Costs	4	13	13	28	13
Mark-to-Market Commodity Derivative Contracts					
Total (Gains) Losses	494	4	427	1,288	(1,075)
Net Cash Received from (Payments for) Settlements of Commodity Derivative Contracts	(293)	275	(193)	(516)	999
Other, Net	7	(1)	—	8	(1)
Changes in Components of Working Capital and Other Assets and Liabilities					
Accounts Receivable	(145)	(260)	(186)	(639)	931
Inventories	(6)	7	37	95	92
Accounts Payable	(68)	(37)	11	115	(1,222)
Accrued Taxes Payable	206	73	(163)	286	12
Other Assets	167	162	(119)	(55)	415
Other Liabilities	(260)	51	32	(317)	(13)
Changes in Components of Working Capital Associated with Investing Activities	45	(6)	(54)	(100)	276
Net Cash Provided by Operating Activities	**2,196**	**1,214**	**1,559**	**5,625**	**3,887**
Investing Cash Flows					
Additions to Oil and Gas Properties	(846)	(469)	(968)	(2,689)	(2,459)
Additions to Other Property, Plant and Equipment	(50)	(18)	(55)	(147)	(165)
Proceeds from Sales of Assets	8	146	141	154	189
Changes in Components of Working Capital Associated with Investing Activities	(45)	6	54	100	(276)
Net Cash Used in Investing Activities	**(933)**	**(335)**	**(828)**	**(2,582)**	**(2,711)**
Financing Cash Flows					
Long-Term Debt Borrowings	—	—	—	—	1,484
Long-Term Debt Repayments	—	—	—	(750)	(1,000)
Dividends Paid	(820)	(217)	(239)	(1,278)	(601)
Treasury Stock Purchased	(21)	(10)	(2)	(33)	(15)
Proceeds from Stock Options Exercised and Employee Stock Purchase Plan	—	—	9	9	8
Debt Issuance Costs	—	—	—	—	(3)
Repayment of Finance Lease Liabilities	(9)	(5)	(9)	(27)	(13)
Net Cash Used in Financing Activities	**(850)**	**(232)**	**(241)**	**(2,079)**	**(140)**
Effect of Exchange Rate Changes on Cash	**—**	**2**	**2**	**—**	**2**
Increase in Cash and Cash Equivalents	**413**	**649**	**492**	**964**	**1,038**
Cash and Cash Equivalents at Beginning of Period	**3,880**	**2,417**	**3,388**	**3,329**	**2,028**
Cash and Cash Equivalents at End of Period	**4,293**	**3,066**	**3,880**	**4,293**	**3,066**

Non-GAAP Financial Measures



To supplement the presentation of its financial results prepared in accordance with generally accepted accounting principles in the United States of America (GAAP), EOG's quarterly earnings releases and related conference calls, accompanying investor presentation slides and presentation slides for investor conferences contain certain financial measures that are not prepared or presented in accordance with GAAP.   These non-GAAP financial measures may include, but are not limited to, Adjusted Net Income (Loss), Discretionary Cash Flow, Free Cash Flow, Adjusted EBITDAX, Net Debt and related statistics.

A reconciliation of each of these measures to their most directly comparable GAAP financial measure and related discussion is included in the tables on the following pages and can also be found in the "Reconciliations & Guidance" section of the "Investors" page of the EOG website at www.eogresources.com.

As further discussed in the tables on the following pages, EOG believes these measures may be useful to investors who follow the practice of some industry analysts who make certain adjustments to GAAP measures (for example, to exclude non-recurring items) to facilitate comparisons to others in EOG's industry, and who utilize non-GAAP measures in their calculations of certain statistics (for example, return on capital employed and return on equity) used to evaluate EOG's performance.

EOG believes that the non-GAAP measures presented, when viewed in combination with its financial and operating results prepared in accordance with GAAP, provide a more complete understanding of the factors and trends affecting the company's performance. As is discussed in the tables on the following pages, EOG uses these non-GAAP measures for purposes of (i) comparing EOG's financial and operating performance with the financial and operating performance of other companies in the industry and (ii) analyzing EOG's financial and operating performance across periods.

The non-GAAP measures presented should not be considered in isolation, and should not be considered as a substitute for, or as an alternative to, EOG's reported Net Income (Loss), Long-Term Debt (including Current Portion of Long-Term Debt), Net Cash Provided by Operating Activities and other financial results calculated in accordance with GAAP. The non-GAAP measures presented should be read in conjunction with EOG's consolidated financial statements prepared in accordance with GAAP.

In addition, because not all companies use identical calculations, EOG's presentation of non-GAAP measures may not be comparable to, and may be calculated differently from, similarly titled measures disclosed by other companies, including its peer companies. EOG may also change the calculation of one or more of its non-GAAP measures from time to time – for example, to account for changes in its business and operations or to more closely conform to peer company or industry analysts' practices.

Adjusted Net Income (Loss)



In millions of USD, except share data (in millions) and per share data (Unaudited)

The following tables adjust the reported Net Income (Loss) (GAAP) to reflect actual net cash received from (payments for) settlements of commodity derivative contracts by eliminating the unrealized mark-to-market (gains) losses from these transactions, to eliminate the net (gains) losses on asset dispositions, to add back impairment charges related to certain of EOG's assets (which are generally (i) attributable to declines in commodity prices, (ii) related to sales of certain oil and gas properties or (iii) the result of certain other events or decisions (e.g., a periodic review of EOG's oil and gas properties or other assets) - see "Revenues, Costs and Margins Per Barrel of Oil Equivalent" below for additional related discussion) and to make certain other adjustments to exclude non-recurring and certain other items as further described below. EOG believes this presentation may be useful to investors who follow the practice of some industry analysts who adjust reported company earnings to match hedge realizations to production settlement months and make certain other adjustments to exclude non-recurring and certain other items.   EOG management uses this information for purposes of comparing its financial performance with the financial performance of other companies in the industry.

| | 3Q 2021 | | | |
	Before Tax	Income Tax Impact	After Tax	Diluted Earnings per Share
Reported Net Income (GAAP)	**1,429**	**(334)**	**1,095**	**1.88**
Adjustments:				
Losses on Mark-to-Market Commodity Derivative Contracts	494	(108)	386	0.65
Net Cash Payments for Settlements of Commodity Derivative Contracts	(293)	64	(229)	(0.39)
Less: Gains on Asset Dispositions, Net	(1)	—	(1)	—
Add: Certain Impairments	13	—	13	0.02
Adjustments to Net Income	213	(44)	169	0.28
Adjusted Net Income (Non-GAAP)	**1,642**	**(378)**	**1,264**	**2.16**
Average Number of Common Shares (GAAP)				
Basic				581
Diluted				584
Average Number of Common Shares (Non-GAAP)				
Basic				581
Diluted				584

Adjusted Net Income (Loss)
(Continued)



In millions of USD, except share data (in millions) and per share data (Unaudited)

	3Q 2020			
	Before Tax	**Income Tax Impact**	**After Tax**	**Diluted Earnings per Share**
Reported Net Loss (GAAP)	**(53)**	**11**	**(42)**	**(0.07)**
Adjustments:				
Losses on Mark-to-Market Commodity Derivative Contracts	4	—	4	0.01
Net Cash Received from Settlements of Commodity Derivative Contracts	275	(60)	215	0.37
Add: Losses on Asset Dispositions, Net	71	(16)	55	0.09
Add: Certain Impairments	27	(7)	20	0.03
Adjustments to Net Loss	377	(83)	294	0.50
Adjusted Net Income (Non-GAAP)	**324**	**(72)**	**252**	**0.43**
Average Number of Common Shares (GAAP)				
Basic				579
Diluted				579
Average Number of Common Shares (Non-GAAP)				
Basic				579
Diluted				581



Adjusted Net Income (Loss)
(Continued)

In millions of USD, except share data (in millions) and per share data (Unaudited)

	2Q 2021			
	Before Tax	**Income Tax Impact**	**After Tax**	**Diluted Earnings per Share**
Reported Net Income (GAAP)	**1,124**	**(217)**	**907**	**1.55**
Adjustments:				
Losses on Mark-to-Market Commodity Derivative Contracts	427	(93)	334	0.58
Net Cash Payments for Settlements of Commodity Derivative Contracts	(193)	42	(151)	(0.26)
Less: Gains on Asset Dispositions, Net	(51)	17	(34)	(0.06)
Add: Certain Impairments	1	—	1	—
Less: Tax Benefits Related to Exiting Canada Operations	—	(45)	(45)	(0.08)
Adjustments to Net Income	184	(79)	105	0.18
Adjusted Net Income (Non-GAAP)	**1,308**	**(296)**	**1,012**	**1.73**
Average Number of Common Shares (GAAP)				
Basic				580
Diluted				584
Average Number of Common Shares (Non-GAAP)				
Basic				580
Diluted				584

Adjusted Net Income (Loss)
(Continued)



In millions of USD, except share data (in millions) and per share data (Unaudited)

	YTD 2021			
	Before Tax	Income Tax Impact	After Tax	Diluted Earnings per Share
Reported Net Income (GAAP)	**3,434**	**(755)**	**2,679**	**4.59**
Adjustments:				
Losses on Mark-to-Market Commodity Derivative Contracts	1,288	(282)	1,006	1.72
Net Cash Payments for Settlements of Commodity Derivative Contracts	(516)	113	(403)	(0.69)
Less: Gains on Asset Dispositions, Net	(46)	16	(30)	(0.05)
Add: Certain Impairments	15	—	15	0.03
Less: Tax Benefits Related to Exiting Canada Operations	—	(45)	(45)	(0.08)
Adjustments to Net Income	741	(198)	543	0.93
Adjusted Net Income (Non-GAAP)	**4,175**	**(953)**	**3,222**	**5.52**
Average Number of Common Shares (GAAP)				
Basic				580
Diluted				584
Average Number of Common Shares (Non-GAAP)				
Basic				580
Diluted				584

Adjusted Net Income (Loss)
(Continued)



In millions of USD, except share data (in millions) and per share data (Unaudited)

	YTD 2020			
	Before Tax	Income Tax Impact	After Tax	Diluted Earnings per Share
Reported Net Loss (GAAP)	**(1,167)**	**225**	**(942)**	**(1.63)**
Adjustments:				
Gains on Mark-to-Market Commodity Derivative Contracts	(1,075)	236	(839)	(1.45)
Net Cash Received from Settlements of Commodity Derivative Contracts	999	(219)	780	1.35
Add: Losses on Asset Dispositions, Net	41	(9)	32	0.06
Add: Certain Impairments	1,782	(374)	1,408	2.43
Adjustments to Net Loss	1,747	(366)	1,381	2.39
Adjusted Net Income (Non-GAAP)	**580**	**(141)**	**439**	**0.76**
Average Number of Common Shares (GAAP)				
Basic				579
Diluted				579
Average Number of Common Shares (Non-GAAP)				
Basic				579
Diluted				580

Adjusted Net Income (Loss)
(Continued)



In millions of USD, except share data (in millions) and per share data (Unaudited)

	FY 2020			
	Before Tax	Income Tax Impact	After Tax	Diluted Earnings per Share
Reported Net Loss (GAAP)	**(739)**	**134**	**(605)**	**(1.04)**
Adjustments:				
Gains on Mark-to-Market Commodity Derivative Contracts	(1,145)	251	(894)	(1.55)
Net Cash Received from Settlements of Commodity Derivative Contracts	1,071	(235)	836	1.44
Add: Losses on Asset Dispositions, Net	47	(10)	37	0.06
Add: Certain Impairments	1,868	(392)	1,476	2.55
Adjustments to Net Loss	1,841	(386)	1,455	2.50
Adjusted Net Income (Non-GAAP)	**1,102**	**(252)**	**850**	**1.46**
Average Number of Common Shares (GAAP)				
Basic				579
Diluted				579
Average Number of Common Shares (Non-GAAP)				
Basic				579
Diluted				581

Adjusted Net Income Per Share



In millions of USD, except share data (in millions), per share data, production volume data and per Boe data (Unaudited)

2Q 2021 Adjusted Net Income per Share (Non-GAAP)		**1.73**
Realized Price		
3Q 2021 Composite Average Wellhead Revenue per Boe	52.07	
Less: 2Q 2021 Composite Average Welhead Revenue per Boe	(46.07)	
Subtotal	6.00	
Multiplied by: 3Q 2021 Crude Oil Equivalent Volumes (MMBoe)	77.7	
Total Change in Revenue	466	
Less: Income Tax Benefit (Cost) Imputed (based on 23%)	(107)	
Change in Net Income	359	
Change in Diluted Earnings per Share		0.61
Net Cash Received (Paid) from Settlements of Commodity Derivative Contracts		
3Q 2021 Net Cash Received (Paid) from Settlement of Commodity Derivative Contracts	(293)	
Less: Income Tax Benefit (Cost)	64	
After Tax - (a)	(229)	
2Q 2021 Net Cash Received (Paid) from Settlement of Commodity Derivative Contracts	(193)	
Less: Income Tax Benefit (Cost)	42	
After Tax - (b)	(151)	
Change in Net Income - (a) - (b)	(78)	
Change in Diluted Earnings per Share		(0.13)
Wellhead Volumes		
3Q 2021 Crude Oil Equivalent Volumes (MMBoe)	77.7	
Less: 2Q 2021 Crude Oil Equivalent Volumes (MMBoe)	(75.3)	
Subtotal	2.3	
Multiplied by: 3Q 2021 Composite Average Margin per Boe (Including Total Exploration Costs) (Non-GAAP) (refer to "Revenues, Costs and Margins Per Barrel of Oil Equivalent" schedule)	24.45	
Change in Revenue	57	
Less: Income Tax Benefit (Cost) Imputed (based on 23%)	(13)	
Change in Net Income	44	
Change in Diluted Earnings per Share		0.08
Operating Cost per Boe		
2Q 2021 Total Operating Cost per Boe (including Total Exploration Costs) (Non-GAAP) (refer to "Revenues, Costs and Margins Per Barrel of Oil Equivalent" schedule)	26.82	
Less: 3Q 2021 Total Operating Cost per Boe (including Total Exploration Costs) (Non-GAAP) (refer to "Revenues, Costs and Margins Per Barrel of Oil Equivalent" schedule)	(27.62)	
Subtotal	(0.8)	
Multiplied by: 3Q 2021 Crude Oil Equivalent Volumes (MMBoe)	77.7	
Change in Before-Tax Net Income	(62)	
Less: Income Tax Benefit (Cost) Imputed (based on 23%)	14	
Change in Net Income	(48)	
Change in Diluted Earnings per Share		(0.08)
Other Items		(0.05)
3Q 2021 Adjusted Net Income per Share (Non-GAAP)		**2.16**
3Q 2021 Average Number of Common Shares (Non-GAAP) - Diluted	584	

Discretionary Cash Flow and Free Cash Flow



In millions of USD (Unaudited)

The following tables reconcile Net Cash Provided by Operating Activities (GAAP) to Discretionary Cash Flow (Non-GAAP). EOG believes this presentation may be useful to investors who follow the practice of some industry analysts who adjust Net Cash Provided by Operating Activities for Exploration Costs (excluding Stock-Based Compensation Expenses), Changes in Components of Working Capital and Other Assets and Liabilities, Changes in Components of Working Capital Associated with Investing and Financing Activities and certain other adjustments to exclude non-recurring and certain other items as further described below. EOG defines Free Cash Flow (Non-GAAP) for a given period as Discretionary Cash Flow (Non-GAAP) (see below reconciliation) for such period less the total cash capital expenditures (before acquisitions) incurred (Non-GAAP) during such period, as is illustrated below. EOG management uses this information for comparative purposes within the industry.

	3Q 2021	2Q 2021	3Q 2020	YTD 2021	YTD 2020
Net Cash Provided by Operating Activities (GAAP)	2,196	1,559	1,214	5,625	3,887
Adjustments:					
Exploration Costs (excluding Stock-Based Compensation Expenses)	39	29	37	96	90
Changes in Components of Working Capital and Other Assets and Liabilities					
Accounts Receivable	145	186	260	639	(931)
Inventories	6	(37)	(7)	(95)	(92)
Accounts Payable	68	(11)	37	(115)	1,222
Accrued Taxes Payable	(206)	163	(73)	(286)	(12)
Other Assets	(167)	119	(162)	55	(415)
Other Liabilities	260	(32)	(51)	317	13
Changes in Components of Working Capital Associated with Investing Activities	(45)	54	6	100	(276)
Other Non-Current Income Taxes - Net Receivable	—	—	—	—	113
Discretionary Cash Flow (Non-GAAP)	**2,296**	**2,030**	**1,261**	**6,336**	**3,599**
Discretionary Cash Flow (Non-GAAP) - Percentage Increase	82%			76%	
Discretionary Cash Flow (Non-GAAP)	2,296	2,030	1,261	6,336	3,599
Less:					
Total Cash Capital Expenditures Before Acquisitions (Non-GAAP) [a]	(935)	(972)	(499)	(2,852)	(2,662)
Free Cash Flow (Non-GAAP)	**1,361**	**1,058**	**762**	**3,484**	**937**

(a) See below reconciliation of Total Expenditures (GAAP) to Total Cash Capital Expenditures Before Acquisitions (Non-GAAP):

	3Q 2021	2Q 2021	3Q 2020	YTD 2021	YTD 2020
Total Expenditures (GAAP)	962	1,089	646	3,118	3,006
Less:					
Asset Retirement Costs	(8)	(31)	(44)	(56)	(69)
Non-Cash Expenditures of Other Property, Plant and Equipment	—	—	—	—	—
Non-Cash Acquisition Costs of Unproved Properties	(15)	—	(80)	(37)	(128)
Non-Cash Finance Leases	—	—	—	(74)	(73)
Acquisition Costs of Proved Properties	(4)	(86)	(23)	(99)	(74)
Total Cash Capital Expenditures Before Acquisitions (Non-GAAP)	**935**	**972**	**499**	**2,852**	**2,662**

Discretionary Cash Flow and Free Cash Flow
(Continued)



In millions of USD (Unaudited)

	FY 2020	FY 2019	FY 2018	FY 2017
Net Cash Provided by Operating Activities (GAAP)	5,008	8,163	7,769	4,265
Adjustments:				
Exploration Costs (excluding Stock-Based Compensation Expenses)	126	113	125	122
Changes in Components of Working Capital and Other Assets and Liabilities				
Accounts Receivable	(467)	92	368	392
Inventories	(123)	(90)	395	175
Accounts Payable	795	(169)	(439)	(324)
Accrued Taxes Payable	49	(40)	92	64
Other Assets	(325)	(358)	125	659
Other Liabilities	(8)	57	(11)	90
Changes in Components of Working Capital Associated with Investing and Financing Activities	(75)	115	(301)	(90)
Other Non-Current Income Taxes - Net (Payable) Receivable	113	239	149	(513)
Discretionary Cash Flow (Non-GAAP)	**5,093**	**8,122**	**8,272**	**4,840**
Discretionary Cash Flow (Non-GAAP) - Percentage Increase (Decrease)	-37%	-2%	71%	76%
Discretionary Cash Flow (Non-GAAP)	5,093	8,122	8,272	4,840
Less:				
Total Cash Capital Expenditures Before Acquisitions (Non-GAAP) [a]	(3,490)	(6,234)	(6,172)	(4,228)
Free Cash Flow (Non-GAAP)	**1,603**	**1,888**	**2,100**	**612**

(a) See below reconciliation of Total Expenditures (GAAP) to Total Cash Capital Expenditures Before Acquisitions (Non-GAAP):

	FY 2020	FY 2019	FY 2018	FY 2017
Total Expenditures (GAAP)	4,113	6,900	6,706	4,613
Less:				
Asset Retirement Costs	(117)	(186)	(70)	(56)
Non-Cash Expenditures of Other Property, Plant and Equipment	—	(2)	(1)	—
Non-Cash Acquisition Costs of Unproved Properties	(197)	(98)	(291)	(256)
Non-Cash Finance Leases	(174)	—	(48)	—
Acquisition Costs of Proved Properties	(135)	(380)	(124)	(73)
Total Cash Capital Expenditures Before Acquisitions (Non-GAAP)	**3,490**	**6,234**	**6,172**	**4,228**

Discretionary Cash Flow and Free Cash Flow
(Continued)



In millions of USD (Unaudited)

	FY 2016	FY 2015	FY 2014	FY 2013	FY 2012
Net Cash Provided by Operating Activities (GAAP)	2,359	3,595	8,649	7,329	5,237
Adjustments:					
Exploration Costs (excluding Stock-Based Compensation Expenses)	104	124	158	134	158
Changes in Components of Working Capital and Other Assets and Liabilities					
Accounts Receivable	233	(641)	(85)	24	179
Inventories	(171)	(58)	162	(53)	157
Accounts Payable	74	1,409	(544)	(179)	17
Accrued Taxes Payable	(93)	(12)	(16)	(75)	(78)
Other Assets	41	(118)	14	110	119
Other Liabilities	16	66	(75)	20	(36)
Changes in Components of Working Capital Associated with Investing and Financing Activities	156	(500)	103	51	(74)
Excess Tax Benefits from Stock-Based Compensation	30	26	99	56	67
Discretionary Cash Flow (Non-GAAP)	**2,749**	**3,891**	**8,465**	**7,417**	**5,746**
Discretionary Cash Flow (Non-GAAP) - Percentage Increase (Decrease)	-29%	-54%	14%	29%	
Discretionary Cash Flow (Non-GAAP)	2,749	3,891	8,465	7,417	5,746
Less:					
Total Cash Capital Expenditures Before Acquisitions (Non-GAAP) [a]	(2,706)	(4,682)	(8,292)	(7,102)	(7,540)
Free Cash Flow (Non-GAAP)	**43**	**(791)**	**173**	**315**	**(1,794)**

(a) See below reconciliation of Total Expenditures (GAAP) to Total Cash Capital Expenditures Before Acquisitions (Non-GAAP):

	FY 2016	FY 2015	FY 2014	FY 2013	FY 2012
Total Expenditures (GAAP)	6,554	5,216	8,632	7,361	7,754
Less:					
Asset Retirement Costs	20	(53)	(196)	(134)	(127)
Non-Cash Expenditures of Other Property, Plant and Equipment	(17)	—	—	—	(66)
Non-Cash Acquisition Costs of Unproved Properties	(3,102)	—	(5)	(5)	(20)
Acquisition Costs of Proved Properties	(749)	(481)	(139)	(120)	(1)
Total Cash Capital Expenditures Before Acquisitions (Non-GAAP)	**2,706**	**4,682**	**8,292**	**7,102**	**7,540**

Total Expenditures



In millions of USD (Unaudited)

	3Q 2021	3Q 2020	FY 2020	FY 2019	FY 2018	FY 2017
Exploration and Development Drilling	653	378	2,664	4,951	4,935	3,132
Facilities	100	38	347	629	625	575
Leasehold Acquisitions	90	88	265	276	488	427
Property Acquisitions	4	23	135	380	124	73
Capitalized Interest	9	7	31	38	24	27
Subtotal	856	534	3,442	6,274	6,196	4,234
Exploration Costs	44	38	146	140	149	145
Dry Hole Costs	4	13	13	28	5	5
Exploration and Development Expenditures	904	585	3,601	6,442	6,350	4,384
Asset Retirement Costs	8	44	117	186	70	56
Total Exploration and Development Expenditures	912	629	3,718	6,628	6,420	4,440
Other Property, Plant and Equipment	50	17	395	272	286	173
Total Expenditures	**962**	**646**	**4,113**	**6,900**	**6,706**	**4,613**

EBITDAX and Adjusted EBITDAX



In millions of USD (Unaudited)

The following table adjusts the reported Net Income (Loss) (GAAP) to Earnings Before Interest Expense, Net, Income Taxes (Income Tax Provision (Benefit)), Depreciation, Depletion and Amortization, Exploration Costs, Dry Hole Costs and Impairments (EBITDAX) (Non-GAAP) and further adjusts such amount to reflect actual Net Cash Received from (Payments for) Settlements of Commodity Derivative Contracts by eliminating the unrealized Mark-to-Market (MTM) (Gains) Losses from these transactions and to eliminate the (Gains) Losses on Asset Dispositions (Net). EOG believes this presentation may be useful to investors who follow the practice of some industry analysts who adjust reported Net Income (Loss) (GAAP) to add back Interest Expense, Net, Income Taxes (Income Tax Provision (Benefit)), Depreciation, Depletion and Amortization, Exploration Costs, Dry Hole Costs and Impairments and further adjust such amount to match realizations to production settlement months and make certain other adjustments to exclude non-recurring and certain other items. EOG management uses this information for purposes of comparing its financial performance with the financial performance of other companies in the industry.

	3Q 2021	3Q 2020	YTD 2021	YTD 2020
Net Income (Loss) (GAAP)	1,095	(42)	2,679	(942)
Adjustments:				
Interest Expense, Net	48	53	140	152
Income Tax Provision (Benefit)	334	(11)	755	(225)
Depreciation, Depletion and Amortization	927	823	2,741	2,530
Exploration Costs	44	38	112	105
Dry Hole Costs	4	13	28	13
Impairments	82	79	170	1,957
EBITDAX (Non-GAAP)	**2,534**	**953**	**6,625**	**3,590**
(Gains) Losses on MTM Commodity Derivative Contracts	494	4	1,288	(1,075)
Net Cash Received from (Payments for) Settlements of Commodity Derivative Contracts	(293)	275	(516)	999
(Gains) Losses on Asset Dispositions, Net	(1)	71	(46)	41
Adjusted EBITDAX (Non-GAAP)	**2,734**	**1,303**	**7,351**	**3,555**
Adjusted EBITDAX (Non-GAAP) - Percentage Increase	110%		107%	

Definitions

EBITDAX - Earnings Before Interest Expense, Net; Income Tax Provision (Benefit); Depreciation, Depletion and Amortization; Exploration Costs; Dry Hole Costs; and Impairments

Net Debt-to-Total Capitalization Ratio



In millions of USD, except ratio data (Unaudited)

The following tables reconcile Current and Long-Term Debt (GAAP) to Net Debt (Non-GAAP) and Total Capitalization (GAAP) to Total Capitalization (Non-GAAP), as used in the Net Debt-to-Total Capitalization ratio calculation. A portion of the cash is associated with international subsidiaries; tax considerations may impact debt paydown. EOG believes this presentation may be useful to investors who follow the practice of some industry analysts who utilize Net Debt and Total Capitalization (Non-GAAP) in their Net Debt-to-Total Capitalization ratio calculation. EOG management uses this information for comparative purposes within the industry.

	September 30, 2021	June 30, 2021	March 31, 2021
Total Stockholders' Equity - (a)	21,765	20,881	20,762
Current and Long-Term Debt (GAAP) - (b)	5,117	5,125	5,133
Less: Cash	(4,293)	(3,880)	(3,388)
Net Debt (Non-GAAP) - (c)	824	1,245	1,745
Total Capitalization (GAAP) - (a) + (b)	26,882	26,006	25,895
Total Capitalization (Non-GAAP) - (a) + (c)	**22,589**	**22,126**	**22,507**
Debt-to-Total Capitalization (GAAP) - (b) / [(a) + (b)]	19.0%	19.7%	19.8%
Net Debt-to-Total Capitalization (Non-GAAP) - (c) / [(a) + (c)]	**3.6%**	**5.6%**	**7.8%**

Net Debt-to-Total Capitalization Ratio
(Continued)



In millions of USD, except ratio data (Unaudited)

	December 31, 2020	September 30, 2020	June 30, 2020	March 31, 2020
Total Stockholders' Equity - (a)	20,302	20,148	20,388	21,471
Current and Long-Term Debt (GAAP) - (b)	5,816	5,721	5,724	5,222
Less: Cash	(3,329)	(3,066)	(2,417)	(2,907)
Net Debt (Non-GAAP) - (c)	2,487	2,655	3,307	2,315
Total Capitalization (GAAP) - (a) + (b)	26,118	25,869	26,112	26,693
Total Capitalization (Non-GAAP) - (a) + (c)	**22,789**	**22,803**	**23,695**	**23,786**
Debt-to-Total Capitalization (GAAP) - (b) / [(a) + (b)]	22.3%	22.1%	21.9%	19.6%
Net Debt-to-Total Capitalization (Non-GAAP) - (c) / [(a) + (c)]	**10.9%**	**11.6%**	**14.0%**	**9.7%**

Net Debt-to-Total Capitalization Ratio
(Continued)



In millions of USD, except ratio data (Unaudited)

	December 31, 2019	September 30, 2019	June 30, 2019	March 31, 2019
Total Stockholders' Equity - (a)	21,641	21,124	20,630	19,904
Current and Long-Term Debt (GAAP) - (b)	5,175	5,177	5,179	6,081
Less: Cash	(2,028)	(1,583)	(1,160)	(1,136)
Net Debt (Non-GAAP) - (c)	3,147	3,594	4,019	4,945
Total Capitalization (GAAP) - (a) + (b)	26,816	26,301	25,809	25,985
Total Capitalization (Non-GAAP) - (a) + (c)	**24,788**	**24,718**	**24,649**	**24,849**
Debt-to-Total Capitalization (GAAP) - (b) / [(a) + (b)]	19.3%	19.7%	20.1%	23.4%
Net Debt-to-Total Capitalization (Non-GAAP) - (c) / [(a) + (c)]	**12.7%**	**14.5%**	**16.3%**	**19.9%**

Net Debt-to-Total Capitalization Ratio
(Continued)



In millions of USD, except ratio data (Unaudited)

	December 31, 2018	September 30, 2018	June 30, 2018	March 31, 2018
Total Stockholders' Equity - (a)	19,364	18,538	17,452	16,841
Current and Long-Term Debt (GAAP) - (b)	6,083	6,435	6,435	6,435
Less: Cash	(1,556)	(1,274)	(1,008)	(816)
Net Debt (Non-GAAP) - (c)	4,527	5,161	5,427	5,619
Total Capitalization (GAAP) - (a) + (b)	25,447	24,973	23,887	23,276
Total Capitalization (Non-GAAP) - (a) + (c)	**23,891**	**23,699**	**22,879**	**22,460**
Debt-to-Total Capitalization (GAAP) - (b) / [(a) + (b)]	23.9%	25.8%	26.9%	27.6%
Net Debt-to-Total Capitalization (Non-GAAP) - (c) / [(a) + (c)]	**18.9%**	**21.8%**	**23.7%**	**25.0%**

Net Debt-to-Total Capitalization Ratio
(Continued)



In millions of USD, except ratio data (Unaudited)

	December 31, 2017	September 30, 2017	June 30, 2017	March 31, 2017
Total Stockholders' Equity - (a)	16,283	13,922	13,902	13,928
Current and Long-Term Debt (GAAP) - (b)	6,387	6,387	6,987	6,987
Less: Cash	(834)	(846)	(1,649)	(1,547)
Net Debt (Non-GAAP) - (c)	5,553	5,541	5,338	5,440
Total Capitalization (GAAP) - (a) + (b)	22,670	20,309	20,889	20,915
Total Capitalization (Non-GAAP) - (a) + (c)	**21,836**	**19,463**	**19,240**	**19,368**
Debt-to-Total Capitalization (GAAP) - (b) / [(a) + (b)]	28.2%	31.4%	33.4%	33.4%
Net Debt-to-Total Capitalization (Non-GAAP) - (c) / [(a) + (c)]	**25.4%**	**28.5%**	**27.7%**	**28.1%**

Net Debt-to-Total Capitalization Ratio
(Continued)



In millions of USD, except ratio data (Unaudited)

	December 31, 2016	September 30, 2016	June 30, 2016	March 31, 2016	December 31, 2015
Total Stockholders' Equity - (a)	13,982	11,798	12,057	12,405	12,943
Current and Long-Term Debt (GAAP) - (b)	6,986	6,986	6,986	6,986	6,660
Less: Cash	(1,600)	(1,049)	(780)	(668)	(719)
Net Debt (Non-GAAP) - (c)	5,386	5,937	6,206	6,318	5,941
Total Capitalization (GAAP) - (a) + (b)	20,968	18,784	19,043	19,391	19,603
Total Capitalization (Non-GAAP) - (a) + (c)	**19,368**	**17,735**	**18,263**	**18,723**	**18,884**
Debt-to-Total Capitalization (GAAP) - (b) / [(a) + (b)]	33.3%	37.2%	36.7%	36.0%	34.0%
Net Debt-to-Total Capitalization (Non-GAAP) - (c) / [(a) + (c)]	**27.8%**	**33.5%**	**34.0%**	**33.7%**	**31.5%**

Reserve Replacement Cost Data



In millions of USD, except reserves and ratio data (Unaudited)

The following table reconciles Total Costs Incurred in Exploration and Development Activities (GAAP) to Total Exploration and Development Expenditures for Drilling Only (Non-GAAP) and Total Exploration and Development Expenditures (Non-GAAP), as used in the calculation of Reserve Replacement Costs per Boe. There are numerous ways that industry participants present Reserve Replacement Costs, including "Drilling Only" and "All-In", which reflect total exploration and development expenditures divided by total net proved reserve additions from extensions and discoveries only, or from all sources. Combined with Reserve Replacement, these statistics (and the non-GAAP measures used in calculating such statistics) provide management and investors with an indication of the results of the current year capital investment program. Reserve Replacement Cost statistics (and the non-GAAP measures used in calculating such statistics) are widely recognized and reported by industry participants and are used by EOG management and other third parties for comparative purposes within the industry. Please note that the actual cost of adding reserves will vary from the reported statistics due to timing differences in reserve bookings and capital expenditures. Accordingly, some analysts use three or five year averages of reported statistics, while others prefer to estimate future costs. EOG has not included future capital costs to develop proved undeveloped reserves in exploration and development expenditures.

	2020	2019	2018	2017	2016	2015	2014
Total Costs Incurred in Exploration and Development Activities (GAAP)	3,718	6,628	6,420	4,440	6,445	4,928	7,905
Less: Asset Retirement Costs	(117)	(186)	(70)	(56)	20	(53)	(196)
Non-Cash Acquisition Costs of Unproved Properties	(197)	(98)	(291)	(256)	(3,102)	—	—
Acquisition Costs of Proved Properties	(135)	(380)	(124)	(73)	(749)	(481)	(139)
Total Exploration and Development Expenditures for Drilling Only (Non-GAAP) - (a)	**3,269**	**5,964**	**5,935**	**4,055**	**2,614**	**4,394**	**7,570**
Total Costs Incurred in Exploration and Development Activities (GAAP)	3,718	6,628	6,420	4,440	6,445	4,928	7,905
Less: Asset Retirement Costs	(117)	(186)	(70)	(56)	20	(53)	(196)
Non-Cash Acquisition Costs of Unproved Properties	(197)	(98)	(291)	(256)	(3,102)	—	—
Non-Cash Acquisition Costs of Proved Properties	(15)	(52)	(71)	(26)	(732)	—	—
Total Exploration and Development Expenditures (Non-GAAP) - (b)	**3,389**	**6,292**	**5,988**	**4,102**	**2,631**	**4,875**	**7,709**
Net Proved Reserve Additions From All Sources - Oil Equivalents (MMBoe)							
Revisions Due to Price - (c)	(278)	(60)	35	154	(101)	(574)	52
Revisions Other Than Price	(89)	—	(40)	48	253	107	49
Purchases in Place	10	17	12	2	42	56	14
Extensions, Discoveries and Other Additions - (d)	564	750	670	421	209	246	519
Total Proved Reserve Additions - (e)	**207**	**707**	**677**	**625**	**403**	**(165)**	**634**
Sales in Place	(31)	(5)	(11)	(21)	(168)	(4)	(36)
Net Proved Reserve Additions From All Sources	**176**	**702**	**666**	**604**	**235**	**(169)**	**598**
Production	**285**	**301**	**265**	**224**	**206**	**210**	**220**

	2020	**2019**	**2018**	**2017**	**2016**	**2015**	**2014**
Reserve Replacement Costs ($ / Boe)							
Total Drilling, Before Revisions - (a / d)	5.79	7.95	8.86	9.64	12.51	17.87	14.58
All-in Total, Net of Revisions - (b / e)	16.32	8.90	8.85	6.56	6.52	(29.63)	12.16
All-in Total, Excluding Revisions Due to Price - (b / (e - c))	6.98	8.21	9.33	8.71	5.22	11.91	13.25

Definitions

$/Boe	U.S. Dollars per barrel of oil equivalent
MMBoe	Million barrels of oil equivalent

Financial Commodity Derivative Contracts



EOG accounts for financial commodity derivative contracts using the mark-to-market accounting method.

Presented below is a comprehensive summary of EOG's financial commodity derivative contracts as of October 29, 2021.

Crude Oil Financial Price Swap Contracts

		Contracts Sold	
Period	Settlement Index	Volume (MBbld)	Weighted Average Price ($/Bbl)
January 2021 (closed)	NYMEX WTI	151	$ 50.06
February - March 2021 (closed)	NYMEX WTI	201	51.29
April - June 2021 (closed)	NYMEX WTI	150	51.68
July - September 2021 (closed)	NYMEX WTI	150	52.71
January - March 2022	NYMEX WTI	140	65.58
April - June 2022	NYMEX WTI	140	65.62
July - September 2022	NYMEX WTI	140	65.59
October - December 2022	NYMEX WTI	140	65.68
January - March 2023	NYMEX WTI	150	67.92
April - June 2023	NYMEX WTI	120	67.79
July - September 2023	NYMEX WTI	9	68.00

Crude Oil Basis Swap Contracts

		Contracts Sold	
Period	Settlement Index	Volume (MBbld)	Weighted Average Price Differential ($/Bbl)
February 2021 (closed)	NYMEX WTI Roll Differential [1]	30	$ 0.11
March - November 2021 (closed)	NYMEX WTI Roll Differential [1]	125	0.17
December 2021	NYMEX WTI Roll Differential [1]	125	0.17
January - December 2022	NYMEX WTI Roll Differential [1]	125	0.15

(1) This settlement index is used to fix the differential in pricing between the NYMEX calendar month average and the physical crude oil delivery month.

NGL Financial Price Swap Contracts

		Contracts Sold	
Period	Settlement Index	Volume (MBbld)	Weighted Average Price ($/Bbl)
January - October 2021 (closed)	Mont Belvieu Propane (non-Tet)	15	$ 29.44
November - December 2021	Mont Belvieu Propane (non-Tet)	15	29.44

Natural Gas Financial Price Swap Contracts

Period	Settlement Index	Contracts Sold		Contracts Purchased	
		Volume (MMBtud in thousands)	Weighted Average Price ($/MMBtu)	Volume (MMBtud in thousands)	Weighted Average Price ($/MMBtu)
January - March 2021 (closed)	NYMEX Henry Hub	500	$ 2.99	500	$ 2.43
April - September 2021 (closed)	NYMEX Henry Hub	500	2.99	570	2.81
October - November 2021 (closed)	NYMEX Henry Hub	500	2.99	500	2.83
December 2021	NYMEX Henry Hub	500	2.99	500	2.83
January - December 2022 (closed) [1]	NYMEX Henry Hub	20	2.75	—	—
January - December 2022	NYMEX Henry Hub	725	3.57	—	—
January - December 2023	NYMEX Henry Hub	725	3.18	—	—
January - December 2024	NYMEX Henry Hub	725	3.07	—	—
January - December 2025	NYMEX Henry Hub	725	3.07	—	—
April - September 2021 (closed)	JKM	70	6.65	—	—

(1) In January 2021, EOG executed the early termination provision granting EOG the right to terminate all of its 2022 natural gas price swap contracts which were open at that time. EOG received net cash of $0.6 million for the settlement of these contracts.

Natural Gas Basis Swap Contracts

Period	Settlement Index	Contracts Sold	
		Volume (MMBtud in thousands)	Weighted Average Price ($/MMBtu)
January - December 2022	NYMEX Henry Hub HSC Differential [1]	140	$ 0.01
January - December 2023	NYMEX Henry Hub HSC Differential [1]	65	0.00
January - December 2024	NYMEX Henry Hub HSC Differential [1]	10	0.00
January - December 2025	NYMEX Henry Hub HSC Differential [1]	10	0.00

(1) This settlement index is used to fix the differential between pricing at the Houston Ship Channel and NYMEX Henry Hub prices.

Glossary:

$/Bbl	Dollars per barrel
$/MMBtu	Dollars per million British Thermal Units
Bbl	Barrel
EOG	EOG Resources, Inc.
HSC	Houston Ship Channel
JKM	Japan Korea Marker
MBbld	Thousand barrels per day
MMBtu	Million British Thermal Units
MMBtud	Million British Thermal Units per day
NGL	Natural Gas Liquids
NYMEX	New York Mercantile Exchange
WTI	West Texas Intermediate

Direct After-Tax Rate of Return



The calculation of EOG's direct after-tax rate of return (ATROR) with respect to EOG's capital expenditure program for a particular play or well is based on the estimated recoverable reserves ("net" to EOG's interest) for all wells in such play or such well (as the case may be), the estimated net present value (NPV) of the future net cash flows from such reserves (for which we utilize certain assumptions regarding future commodity prices and operating costs) and EOG's direct net costs incurred in drilling or acquiring (as the case may be) such wells or well (as the case may be). As such, EOG's direct ATROR with respect to our capital expenditures for a particular play or well cannot be calculated from our consolidated financial statements.

Direct ATROR

Based on Cash Flow and Time Value of Money

- Estimated future commodity prices and operating costs

- Costs incurred to drill, complete and equip a well, including wellsite facilities and flowback

Excludes Indirect Capital

- Gathering and Processing and other Midstream

- Land, Seismic, Geological and Geophysical

- Offsite Production Facilities

Payback ~12 Months on 100% Direct ATROR Wells

First Five Years ~1/2 Estimated Ultimate Recovery Produced but ~3/4 of NPV Captured

Return on Equity / Return on Capital Employed

Based on GAAP Accrual Accounting

Includes All Indirect Capital and Growth Capital for Infrastructure

- Eagle Ford, Bakken, Permian and Powder River Basin Facilities

- Gathering and Processing

Includes Legacy Gas Capital and Capital from Mature Wells

ROCE & ROE



In millions of USD, except ratio data (Unaudited)

The following tables reconcile Interest Expense, Net (GAAP), Net Income (Loss) (GAAP), Current and Long-Term Debt (GAAP) and Total Capitalization (GAAP) to After-Tax Net Interest Expense (Non-GAAP), Adjusted Net Income (Non-GAAP), Net Debt (Non-GAAP) and Total Capitalization (Non-GAAP), respectively, as used in the Return on Capital Employed (ROCE) and Return on Equity (ROE) calculations. EOG believes this presentation may be useful to investors who follow the practice of some industry analysts who utilize After-Tax Net Interest Expense, Adjusted Net Income, Net Debt and Total Capitalization (Non-GAAP) in their ROCE and ROE calculations. EOG management uses this information for purposes of comparing its financial performance with the financial performance of other companies in the industry.

	2020	2019	2018	2017
Interest Expense, Net (GAAP)	205	185	245	
Tax Benefit Imputed (based on 21%)	(43)	(39)	(51)	
After-Tax Net Interest Expense (Non-GAAP) - (a)	**162**	**146**	**194**	
Net Income (Loss) (GAAP) - (b)	(605)	2,735	3,419	
Adjustments to Net Income (Loss), Net of Tax (See Below Detail) [1]	1,455	158	(201)	
Adjusted Net Income (Non-GAAP) - (c)	**850**	**2,893**	**3,218**	
Total Stockholders' Equity - (d)	20,302	21,641	19,364	16,283
Average Total Stockholders' Equity * - (e)	20,972	20,503	17,824	
Current and Long-Term Debt (GAAP) - (f)	5,816	5,175	6,083	6,387
Less: Cash	(3,329)	(2,028)	(1,556)	(834)
Net Debt (Non-GAAP) - (g)	2,487	3,147	4,527	5,553
Total Capitalization (GAAP) - (d) + (f)	26,118	26,816	25,447	22,670
Total Capitalization (Non-GAAP) - (d) + (g)	22,789	24,788	23,891	21,836
Average Total Capitalization (Non-GAAP) * - (h)	23,789	24,340	22,864	
Return on Capital Employed (ROCE)				
GAAP Net Income (Loss) - [(a) + (b)] / (h)	**(1.9)%**	**11.8 %**	**15.8 %**	
Non-GAAP Adjusted Net Income - [(a) + (c)] / (h)	**4.3%**	**12.5%**	**14.9%**	
Return on Equity (ROE)				
GAAP Net Income (Loss) - (b) / (e)	**(2.9)%**	**13.3 %**	**19.2 %**	
Non-GAAP Adjusted Net Income - (c) / (e)	**4.1%**	**14.1%**	**18.1%**	

* Average for the current and immediately preceding year

(1) Detail of adjustments to Net Income (Loss) (GAAP):

	Before Tax	Income Tax Impact	After Tax
Year Ended December 31, 2020			
Adjustments:			
Add: Mark-to-Market Commodity Derivative Contracts Impact	(74)	16	(58)
Add: Impairments of Certain Assets	1,868	(392)	1,476
Add: Net Losses on Asset Dispositions	47	(10)	37
Total	**1,841**	**(386)**	**1,455**
Year Ended December 31, 2019			
Adjustments:			
Add: Mark-to-Market Commodity Derivative Contracts Impact	51	(11)	40
Add: Impairments of Certain Assets	275	(60)	215
Less: Net Gains on Asset Dispositions	(124)	27	(97)
Total	**202**	**(44)**	**158**
Year Ended December 31, 2018			
Adjustments:			
Add: Mark-to-Market Commodity Derivative Contracts Impact	(93)	20	(73)
Add: Impairments of Certain Assets	153	(34)	119
Less: Net Gains on Asset Dispositions	(175)	38	(137)
Less: Tax Reform Impact	—	(110)	(110)
Total	**(115)**	**(86)**	**(201)**

ROCE & ROE



In millions of USD, except ratio data (Unaudited)

The following tables reconcile Interest Expense, Net (GAAP), Current and Long-Term Debt (GAAP) and Total Capitalization (GAAP) to After-Tax Net Interest Expense (Non-GAAP), Net Debt (Non-GAAP) and Total Capitalization (Non-GAAP), respectively, as used in the Return on Capital Employed (ROCE) and Return on Equity (ROE) calculations. EOG believes this presentation may be useful to investors who follow the practice of some industry analysts who utilize After-Tax Net Interest Expense, Net Debt and Total Capitalization (Non-GAAP) in their ROCE calculation. EOG management uses this information for purposes of comparing its financial performance with the financial performance of other companies in the industry.

	2017	2016	2015
Interest Expense, Net (GAAP)	274	282	237
Tax Benefit Imputed (based on 35%)	(96)	(99)	(83)
After-Tax Net Interest Expense (Non-GAAP) - (a)	**178**	**183**	**154**
Net Income (Loss) (GAAP) - (b)	2,583	(1,097)	(4,525)
Total Stockholders' Equity - (d)	16,283	13,982	12,943
Average Total Stockholders' Equity* - (e)	15,133	13,463	15,328
Current and Long-Term Debt (GAAP) - (f)	6,387	6,986	6,655
Less: Cash	(834)	(1,600)	(719)
Net Debt (Non-GAAP) - (g)	5,553	5,386	5,936
Total Capitalization (GAAP) - (d) + (f)	22,670	20,968	19,598
Total Capitalization (Non-GAAP) - (d) + (g)	21,836	19,368	18,879
Average Total Capitalization (Non-GAAP)* - (h)	20,602	19,124	20,206
Return on Capital Employed (ROCE)			
GAAP Net Income (Loss) - [(a) + (b)] / (h)	**13.4%**	**-4.8%**	**-21.6%**
Return on Equity (ROE)			
GAAP Net Income (Loss) - (b) / (e)	**17.1%**	**-8.1%**	**-29.5%**

* Average for the current and immediately preceding year

ROCE & ROE
(Continued)



In millions of USD, except ratio data (Unaudited)

	2014	2013	2012
Interest Expense, Net (GAAP)	201	235	214
Tax Benefit Imputed (based on 35%)	(70)	(82)	(75)
After-Tax Net Interest Expense (Non-GAAP) - (a)	**131**	**153**	**139**
Net Income (GAAP) - (b)	2,915	2,197	570
Total Stockholders' Equity - (d)	17,713	15,418	13,285
Average Total Stockholders' Equity* - (e)	16,566	14,352	12,963
Current and Long-Term Debt (GAAP) - (f)	5,906	5,909	6,312
Less: Cash	(2,087)	(1,318)	(876)
Net Debt (Non-GAAP) - (g)	3,819	4,591	5,436
Total Capitalization (GAAP) - (d) + (f)	23,619	21,327	19,597
Total Capitalization (Non-GAAP) - (d) + (g)	21,532	20,009	18,721
Average Total Capitalization (Non-GAAP)* - (h)	20,771	19,365	17,878
Return on Capital Employed (ROCE)			
GAAP Net Income - [(a) + (b)] / (h)	**14.7%**	**12.1%**	**4.0%**
Return on Equity (ROE)			
GAAP Net Income - (b) / (e)	**17.6%**	**15.3%**	**4.4%**

* Average for the current and immediately preceding year

Revenues, Costs and Margins Per Barrel of Oil Equivalent



In millions of USD, except Boe and per Boe amounts (Unaudited)

EOG believes this presentation may be useful to investors who follow the practice of some industry analysts who review certain components and/or groups of components of revenues, costs and/or margin per barrel of oil equivalent (Boe). Certain of these components are adjusted for non-recurring and certain other items, as further discussed below.

EOG management uses this information for purposes of comparing its financial performance with the financial performance of other companies in the industry.

	3Q 2021	2Q 2021	1Q 2021	4Q 2020	3Q 2020
Volume - Million Barrels of Oil Equivalent - (a)	**77.7**	**75.3**	**70.1**	**73.7**	**65.9**
Total Operating Revenues and Other (b)	**4,765**	**4,139**	**3,694**	**2,965**	**2,246**
Total Operating Expenses (c)	3,294	2,968	2,762	2,477	2,249
Operating Income (Loss) (d)	**1,471**	**1,171**	**932**	**488**	**(3)**
Wellhead Revenues					
Crude Oil and Condensate	2,929	2,699	2,251	1,711	1,395
Natural Gas Liquids	548	367	314	229	185
Natural Gas	568	404	625	302	184
Total Wellhead Revenues - (e)	**4,045**	**3,470**	**3,190**	**2,242**	**1,764**
Operating Costs					
Lease and Well	270	270	270	261	227
Transportation Costs	219	214	202	195	180
Gathering and Processing Costs	145	128	139	119	115
General and Administrative	142	120	110	113	125
Taxes Other Than Income	277	239	215	114	126
Interest Expense, Net	48	45	47	53	53
Total Operating Cost (excluding DD&A and Total Exploration Costs) (f)	**1,101**	**1,016**	**983**	**855**	**826**
Depreciation, Depletion and Amortization (DD&A)	927	914	900	870	823
Total Operating Cost (excluding Total Exploration Costs) - (g)	**2,028**	**1,930**	**1,883**	**1,725**	**1,649**
Exploration Costs	44	35	33	41	38
Dry Hole Costs	4	13	11	—	13
Impairments	82	44	44	143	79
Total Exploration Costs (GAAP)	130	92	88	184	130
Less: Certain Impairments [1]	(13)	(1)	(1)	(86)	(27)
Total Exploration Costs (Non-GAAP)	117	91	87	98	103
Total Operating Cost (including Total Exploration Costs (GAAP)) - (h)	**2,158**	**2,022**	**1,971**	**1,909**	**1,779**
Total Operating Cost (including Total Exploration Costs (Non-GAAP)) - (i)	**2,145**	**2,021**	**1,970**	**1,823**	**1,752**
Total Wellhead Revenues less Total Operating Cost (including Total Exploration Costs (GAAP))	**1,887**	**1,448**	**1,219**	**333**	**(15)**
Total Wellhead Revenues less Total Operating Cost (including Total Exploration Costs (Non-GAAP))	**1,900**	**1,449**	**1,220**	**419**	**12**

Revenues, Costs and Margins Per Barrel of Oil Equivalent
(Continued)



In millions of USD, except Boe and per Boe amounts (Unaudited)

	3Q 2021	2Q 2021	1Q 2021	4Q 2020	3Q 2020
Per Barrel of Oil Equivalent (Boe) Calculations (GAAP)					
Composite Average Operating Revenues and Other per Boe - (b) / (a)	**61.33**	**54.97**	**52.70**	**40.23**	**34.08**
Composite Average Operating Expenses per Boe - (c) / (a)	42.40	39.42	39.40	33.61	34.13
Composite Average Operating Income (Loss) per Boe - (d) / (a)	**18.93**	**15.55**	**13.30**	**6.62**	**(0.05)**
Composite Average Wellhead Revenue per Boe - (e) / (a)	**52.07**	**46.07**	**45.49**	**30.39**	**26.77**
Total Operating Cost per Boe (excluding DD&A and Total Exploration Costs) - (f) / (a)	14.19	13.48	14.02	11.60	12.56
Composite Average Margin per Boe (excluding DD&A and Total Exploration Costs) - [(e) / (a) - (f) / (a)]	**37.88**	**32.59**	**31.47**	**18.79**	**14.21**
Total Operating Cost per Boe (excluding Total Exploration Costs) - (g) / (a)	26.12	25.61	26.86	23.41	25.05
Composite Average Margin per Boe (excluding Total Exploration Costs) - [(e) / (a) - (g) / (a)]	**25.95**	**20.46**	**18.63**	**6.98**	**1.72**
Total Operating Cost per Boe (including Total Exploration Costs) - (h) / (a)	27.79	26.85	28.12	25.90	27.00
Composite Average Margin per Boe (including Total Exploration Costs) - [(e) / (a) - (h) / (a)]	**24.28**	**19.22**	**17.37**	**4.49**	**(0.23)**
Per Barrel of Oil Equivalent (Boe) Calculations (Non-GAAP)					
Total Operating Cost per Boe (including Total Exploration Costs) - (i) / (a)	27.62	26.85	28.11	24.72	26.62
Composite Average Margin per Boe (including Total Exploration Costs) - [(e) / (a) - (i) / (a)]	**24.45**	**19.25**	**17.38**	**5.67**	**0.15**

(1) In general, EOG excludes impairments which are (i) attributable to declines in commodity prices, (ii) related to sales of certain oil and gas properties or (iii) the result of certain other events or decisions (e.g., a periodic review of EOG's oil and gas properties or other assets). EOG believes excluding these impairments from total exploration costs is appropriate and provides useful information to investors, as such impairments were caused by factors outside of EOG's control (versus, for example, impairments that are due to EOG's proved oil and gas properties not being as productive as it originally estimated).

Revenues, Costs and Margins Per Barrel of Oil Equivalent
(Continued)



In millions of USD, except Boe and per Boe amounts (Unaudited)

	2020	2019	2018	2017
Volume - Million Barrels of Oil Equivalent - (a)	**275.9**	**298.6**	**262.5**	**222.3**
Total Operating Revenues and Other (b)	**11,032**	**17,380**	**17,275**	**11,208**
Total Operating Expenses (c)	11,576	13,681	12,806	10,282
Operating Income (Loss) (d)	**(544)**	**3,699**	**4,469**	**926**
Wellhead Revenues				
Crude Oil and Condensate	5,786	9,613	9,517	6,256
Natural Gas Liquids	668	785	1,128	730
Natural Gas	837	1,184	1,302	922
Total Wellhead Revenues - (e)	**7,291**	**11,582**	**11,947**	**7,908**
Operating Costs				
Lease and Well	1,063	1,367	1,283	1,045
Transportation Costs	735	758	747	740
Gathering and Processing Costs	459	479	437	149
General and Administrative (GAAP)	484	489	427	434
Less: Legal Settlement - Early Leasehold Termination	—	—	—	(10)
Less: Joint Venture Transaction Costs	—	—	—	(3)
Less: Joint Interest Billings Deemed Uncollectible	—	—	—	(5)
General and Administrative (Non-GAAP) [1]	484	489	427	416
Taxes Other Than Income	478	800	772	545
Interest Expense, Net	205	185	245	274
Total Operating Cost (GAAP) (excluding DD&A and Total Exploration Costs) - (f)	**3,424**	**4,078**	**3,911**	**3,187**
Total Operating Cost (Non-GAAP) (excluding DD&A and Total Exploration Costs) - (g)	**3,424**	**4,078**	**3,911**	**3,169**
Depreciation, Depletion and Amortization (DD&A)	3,400	3,750	3,435	3,409
Total Operating Cost (GAAP) (excluding Total Exploration Costs) - (h)	**6,824**	**7,828**	**7,346**	**6,596**
Total Operating Cost (Non-GAAP) (excluding Total Exploration Costs) - (i)	**6,824**	**7,828**	**7,346**	**6,578**
Exploration Costs	146	140	149	145
Dry Hole Costs	13	28	5	5
Impairments	2,100	518	347	479
Total Exploration Costs (GAAP)	2,259	686	501	629
Less: Certain Impairments [2]	(1,868)	(275)	(153)	(261)
Total Exploration Costs (Non-GAAP)	391	411	348	368
Total Operating Cost (GAAP) (including Total Exploration Costs (GAAP)) - (j)	**9,083**	**8,514**	**7,847**	**7,225**
Total Operating Cost (Non-GAAP) (including Total Exploration Costs (Non-GAAP)) - (k)	**7,215**	**8,239**	**7,694**	**6,946**
Total Wellhead Revenues less Total Operating Cost (GAAP) (including Total Exploration Costs (GAAP))	**(1,792)**	**3,068**	**4,100**	**683**
Total Wellhead Revenues less Total Operating Cost (Non-GAAP) (including Total Exploration Costs (Non-GAAP))	**76**	**3,343**	**4,253**	**962**



Revenues, Costs and Margins Per Barrel of Oil Equivalent (Continued)

In millions of USD, except Boe and per Boe amounts (Unaudited)

	2020	2019	2018	2017
Per Barrel of Oil Equivalent (Boe) Calculations (GAAP)				
Composite Average Operating Revenues and Other per Boe - (b) / (a)	**39.99**	**58.20**	**65.81**	**50.42**
Composite Average Operating Expenses per Boe - (c) / (a)	41.96	45.81	48.79	46.25
Composite Average Operating Income (Loss) per Boe - (d) / (a)	**(1.97)**	**12.39**	**17.02**	**4.17**
Composite Average Wellhead Revenue per Boe - (e) / (a)	**26.42**	**38.79**	**45.51**	**35.58**
Total Operating Cost per Boe (excluding DD&A and Total Exploration Costs) - (f) / (a)	12.39	13.66	14.90	14.34
Composite Average Margin per Boe (excluding DD&A and Total Exploration Costs) - [(e) / (a) - (f) / (a)]	**14.03**	**25.13**	**30.61**	**21.24**
Total Operating Cost per Boe (excluding Total Exploration Costs) - (h) / (a)	24.71	26.22	27.99	29.67
Composite Average Margin per Boe (excluding Total Exploration Costs) - [(e) / (a) - (h) / (a)]	**1.71**	**12.57**	**17.52**	**5.91**
Total Operating Cost per Boe (including Total Exploration Costs) - (j) / (a)	32.92	28.51	29.89	32.50
Composite Average Margin per Boe (including Total Exploration Costs) - [(e) / (a) - (j) / (a)]	**(6.50)**	**10.28**	**15.62**	**3.08**
Per Barrel of Oil Equivalent (Boe) Calculations (Non-GAAP)				
Total Operating Cost per Boe (excluding DD&A and Total Exploration Costs) - (g) / (a)	12.39	13.66	14.90	14.25
Composite Average Margin per Boe (excluding DD&A and Total Exploration Costs) - [(e) / (a) - (g) / (a)]	**14.03**	**25.13**	**30.61**	**21.33**
Total Operating Cost per Boe (excluding Total Exploration Costs) - (i) / (a)	24.71	26.22	27.99	29.59
Composite Average Margin per Boe (excluding Total Exploration Costs) - [(e) / (a) - (i) / (a)]	**1.71**	**12.57**	**17.52**	**5.99**
Total Operating Cost per Boe (including Total Exploration Costs) - (k) / (a)	26.13	27.60	29.32	31.24
Composite Average Margin per Boe (including Total Exploration Costs) - [(e) / (a) - (k) / (a)]	**0.29**	**11.19**	**16.19**	**4.34**

(1) EOG believes excluding the above-referenced items from general and administrative expense is appropriate and provides useful information to investors, as EOG views such items as non-recurring.

(2) In general, EOG excludes impairments which are (i) attributable to declines in commodity prices, (ii) related to sales of certain oil and gas properties or (iii) the result of certain other events or decisions (e.g., a periodic review of EOG's oil and gas properties or other assets). EOG believes excluding these impairments from total exploration costs is appropriate and provides useful information to investors, as such impairments were caused by factors outside of EOG's control (versus, for example, impairments that are due to EOG's proved oil and gas properties not being as productive as it originally estimated).

Revenues, Costs and Margins Per Barrel of Oil Equivalent
(Continued)



In millions of USD, except Boe and per Boe amounts (Unaudited)

	2016	2015	2014
Volume - Million Barrels of Oil Equivalent - (a)	**205.0**	**208.9**	**217.1**
Total Operating Revenues and Other (b)	**7,651**	**8,757**	**18,035**
Total Operating Expenses (c)	8,876	15,443	12,793
Operating Income (Loss) (d)	**(1,225)**	**(6,686)**	**5,242**
Wellhead Revenues			
Crude Oil and Condensate	4,317	4,935	9,742
Natural Gas Liquids	437	408	934
Natural Gas	742	1,061	1,916
Total Wellhead Revenues - (e)	**5,496**	**6,404**	**12,592**
Operating Costs			
Lease and Well	927	1,182	1,416
Transportation Costs	764	849	972
Gathering and Processing Costs	123	146	146
General and Administrative (GAAP)	395	367	402
Less: Voluntary Retirement Expense	(42)	—	—
Less: Acquisition Costs	(5)	—	—
Less: Legal Settlement - Early Leasehold Termination	—	(19)	—
General and Administrative (Non-GAAP) [1]	348	348	402
Taxes Other Than Income	350	422	758
Interest Expense, Net	282	237	201
Total Operating Cost (GAAP) (excluding DD&A and Total Exploration Costs) - (f)	**2,841**	**3,203**	**3,895**
Total Operating Cost (Non-GAAP) (excluding DD&A and Total Exploration Costs) - (g)	**2,794**	**3,184**	**3,895**
Depreciation, Depletion and Amortization (DD&A)	3,553	3,314	3,997
Total Operating Cost (GAAP) (excluding Total Exploration Costs) - (h)	**6,394**	**6,517**	**7,892**
Total Operating Cost (Non-GAAP) (excluding Total Exploration Costs) - (i)	**6,347**	**6,498**	**7,892**
Exploration Costs	125	149	184
Dry Hole Costs	11	15	48
Impairments	620	6,614	744
Total Exploration Costs (GAAP)	756	6,778	976
Less: Certain Impairments [2]	(321)	(6,308)	(824)
Total Exploration Costs (Non-GAAP)	435	470	152
Total Operating Cost (GAAP) (including Total Exploration Costs (GAAP)) - (j)	**7,150**	**13,295**	**8,868**
Total Operating Cost (Non-GAAP) (including Total Exploration Costs (Non-GAAP)) - (k)	**6,782**	**6,968**	**8,044**
Total Wellhead Revenues less Total Operating Cost (GAAP) (including Total Exploration Costs (GAAP))	**(1,654)**	**(6,891)**	**3,724**
Total Wellhead Revenues less Total Operating Cost (Non-GAAP) (including Total Exploration Costs (Non-GAAP))	**(1,286)**	**(564)**	**4,548**

Revenues, Costs and Margins Per Barrel of Oil Equivalent
(Continued)



In millions of USD, except Boe and per Boe amounts (Unaudited)

	2016	2015	2014
Per Barrel of Oil Equivalent (Boe) Calculations (GAAP)			
Composite Average Operating Revenues and Other per Boe - (b) / (a)	**37.32**	**41.92**	**83.07**
Composite Average Operating Expenses per Boe - (c) / (a)	43.30	73.93	58.92
Composite Average Operating Income (Loss) per Boe - (d) / (a)	**(5.98)**	**(32.01)**	**24.15**
Composite Average Wellhead Revenue per Boe - (e) / (a)	**26.82**	**30.66**	**58.01**
Total Operating Cost per Boe (excluding DD&A and Total Exploration Costs) - (f) / (a)	13.86	15.33	17.95
Composite Average Margin per Boe (excluding DD&A and Total Exploration Costs) - [(e) / (a) - (f) / (a)]	**12.96**	**15.33**	**40.06**
Total Operating Cost per Boe (excluding Total Exploration Costs) - (h) / (a)	31.19	31.20	36.38
Composite Average Margin per Boe (excluding Total Exploration Costs) - [(e) / (a) - (h) / (a)]	**(4.37)**	**(0.54)**	**21.63**
Total Operating Cost per Boe (including Total Exploration Costs) - (j) / (a)	34.88	63.64	40.85
Composite Average Margin per Boe (including Total Exploration Costs) - [(e) / (a) - (j) / (a)]	**(8.06)**	**(32.98)**	**17.16**
Per Barrel of Oil Equivalent (Boe) Calculations (Non-GAAP)			
Total Operating Cost per Boe (excluding DD&A and Total Exploration Costs) - (g) / (a)	13.64	15.25	17.95
Composite Average Margin per Boe (excluding DD&A and Total Exploration Costs) - [(e) / (a) - (g) / (a)]	**13.18**	**15.41**	**40.06**
Total Operating Cost per Boe (excluding Total Exploration Costs) - (i) / (a)	30.98	31.11	36.38
Composite Average Margin per Boe (excluding Total Exploration Costs) - [(e) / (a) - (i) / (a)]	**(4.16)**	**(0.45)**	**21.63**
Total Operating Cost per Boe (including Total Exploration Costs) - (k) / (a)	33.10	33.36	37.08
Composite Average Margin per Boe (including Total Exploration Costs) - [(e) / (a) - (k) / (a)]	**(6.28)**	**(2.70)**	**20.93**

(1) EOG believes excluding the above-referenced items from general and administrative expense is appropriate and provides useful information to investors, as EOG views such items as non-recurring.

(2) In general, EOG excludes impairments which are (i) attributable to declines in commodity prices, (ii) related to sales of certain oil and gas properties or (iii) the result of certain other events or decisions (e.g., a periodic review of EOG's oil and gas properties or other assets). EOG believes excluding these impairments from total exploration costs is appropriate and provides useful information to investors, as such impairments were caused by factors outside of EOG's control (versus, for example, impairments that are due to EOG's proved oil and gas properties not being as productive as it originally estimated).